                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-72912

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 21, 2001)

                          [FLEETBOSTON FINANCIAL LOGO]
                        20,000,000 PREFERRED SECURITIES

                            FLEET CAPITAL TRUST VIII
                           7.20% PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
          FULLY AND UNCONDITIONALLY GUARANTEED AS DESCRIBED HEREIN BY
                       FLEETBOSTON FINANCIAL CORPORATION
                               ------------------

     Fleet Capital Trust VIII is a Delaware business trust. The trust will sell 7.20% Preferred Securities, the "preferred securities," representing undivided beneficial interests in the trust to the public and will sell common securities representing undivided beneficial interests in the trust to FleetBoston Financial Corporation. The trust will use the proceeds from these sales to buy an equal principal amount of junior subordinated debentures due March 15, 2032 of FleetBoston Financial Corporation and will distribute the cash payments it receives on the junior subordinated debentures it owns to the holders of the preferred and common securities. The trust will redeem the preferred securities on March 15, 2032, which date may be extended to a date not later than March 15, 2051, and may redeem them earlier, subject in the case of redemption to any required prior approval of the Federal Reserve Board.

     For each preferred security that you own, you will receive cumulative cash distributions at an annual rate equal to 7.20% on the liquidation amount of $25 per preferred security on March 15, June 15, September 15 and December 15 of each year, beginning June 15, 2002. FleetBoston Financial Corporation can defer interest payments on the junior subordinated debentures at any time for up to 20 consecutive quarterly periods. If FleetBoston Financial Corporation does defer interest payments, the trust will also defer payment of distributions on the preferred and common securities. However, deferred distributions will themselves accrue interest at an annual rate equal to 7.20%, compounded quarterly, to the extent permitted by law.

     FleetBoston Financial Corporation will fully and unconditionally guarantee the payment by the trust of the preferred securities based on obligations discussed in the accompanying prospectus.

     The preferred securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "FBF PrM." Trading of the preferred securities is expected to commence within 30 days after the preferred securities are first issued.
                               ------------------
     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The preferred securities are not deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
                               ------------------

                                                              PER PREFERRED
                                                                SECURITY          TOTAL
                                                              -------------       -----
Public offering price(1)....................................     $25.00        $500,000,000
Underwriting commission to be paid by FleetBoston Financial
  Corporation(2)............................................     $.7875        $ 15,750,000
Proceeds to Fleet Capital Trust VIII........................     $25.00        $500,000,000

---------------
(1) Plus accumulated distributions from March 8, 2002, if settlement occurs after that date.

(2) Because Fleet Capital Trust VIII will use all of the proceeds from the sale of the preferred securities and its common securities to purchase junior subordinated debentures of FleetBoston Financial Corporation, FleetBoston Financial Corporation will pay all underwriting discounts and commissions.

     The underwriters may also purchase up to an additional 3,000,000 preferred securities at the public offering price within 30 days from the date of this prospectus supplement to cover over-allotments.

     The preferred securities will be ready for delivery in book-entry form through The Depository Trust Company on or about March 8, 2002.
                               ------------------

SALOMON SMITH BARNEY
              FLEET SECURITIES, INC.
                            MERRILL LYNCH & CO.
                                        MORGAN STANLEY
                                                 PRUDENTIAL SECURITIES
                                                          UBS WARBURG
            The date of this prospectus supplement is March 1, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Summary Information -- Q&A..................................   S-3
Risk Factors................................................   S-7
Fleet Capital...............................................  S-11
FleetBoston Financial Corporation Selected Consolidated
  Financial Data............................................  S-13
Capitalization..............................................  S-15
Accounting Treatment........................................  S-18
Description of the Preferred Securities.....................  S-18
Description of the Guarantee................................  S-28
Description of the Junior Subordinated Debentures...........  S-28
Effect of Obligations under the Junior Subordinated
  Debentures and the Guarantee..............................  S-36
United States Federal Income Taxation.......................  S-37
ERISA Considerations........................................  S-42
Underwriting................................................  S-45
                            PROSPECTUS
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-looking Statements..................................     4
FleetBoston Financial Corporation...........................     5
The Trusts..................................................     5
Consolidated Ratios of Earnings to Fixed Charges............     6
Use of Proceeds.............................................     7
Regulation and Supervision..................................     7
Description of the Junior Subordinated Debentures...........     8
Description of the Preferred Securities.....................    13
Description of the Preferred Securities Guarantees..........    16
Effect of Obligations under the Junior Subordinated
  Debentures and the Preferred Securities Guarantees........    19
Plan of Distribution........................................    20
Legal Matters...............................................    21
Experts.....................................................    22

                           -------------------------

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with any other information.

     The trust may sell preferred securities after the date of this prospectus supplement, and this prospectus supplement and the prospectus may be delivered to you after the date of this prospectus supplement. However, you should realize that the affairs of FleetBoston Financial Corporation or the trust may have changed since the date of this prospectus supplement. This prospectus supplement will not reflect those changes.

     You should not consider this prospectus supplement or the prospectus to be an offer or solicitation relating to the preferred securities in any jurisdiction in which such an offer or solicitation is not authorized. Furthermore, you should not consider this prospectus supplement or the prospectus to be an offer or solicitation relating to the preferred securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                           SUMMARY INFORMATION -- Q&A

     The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the preferred securities. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the preferred securities, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the preferred securities. You should pay special attention to the "Risk Factors" section beginning on page S-7 of this prospectus supplement to determine whether an investment in the preferred securities is appropriate for you. The preferred securities are one of the series of preferred securities referred to in the accompanying prospectus.

     For your convenience, we make reference to specific page numbers in this prospectus supplement and the accompanying prospectus for more detailed information on some of the terms and concepts used throughout this prospectus supplement.

WHAT ARE THE PREFERRED SECURITIES?

     Each preferred security represents an undivided beneficial interest in the assets of Fleet Capital Trust VIII, "FLEET CAPITAL." Each preferred security will entitle the holder to receive quarterly cash distributions as described in this prospectus supplement. The underwriters are offering preferred securities at a price of $25 for each preferred security.

WHO IS FLEET CAPITAL?

     Fleet Capital is a Delaware business trust.

     Fleet Capital will sell its preferred securities to the public and its common securities to FleetBoston Financial Corporation, "FLEETBOSTON." The preferred securities and the common securities together are referred to in this prospectus supplement and the accompanying prospectus as the "TRUST SECURITIES." Fleet Capital will use the proceeds from these sales to buy a series of junior subordinated debentures from FleetBoston with the same financial terms as the preferred securities. FleetBoston will, on a subordinated basis, fully and unconditionally guarantee the payment by Fleet Capital of the preferred securities, the "GUARANTEE."

     There are five trustees of Fleet Capital. Three of the Fleet Capital trustees are officers of FleetBoston, the "REGULAR TRUSTEES." The Bank of New York will act as the institutional trustee of Fleet Capital and one of its affiliates will act as the Delaware trustee.

WHO IS FLEETBOSTON?

     FleetBoston is a diversified financial services company offering a comprehensive array of financial solutions to approximately 20 million customers in more than 20 countries. Among FleetBoston's key lines of business are:

     - Consumer Financial Services -- includes domestic retail banking, community banking, student loan processing and credit card services;

     - Wholesale Banking -- composed of commercial finance, including asset-based lending and leasing; corporate banking, including specialized industry lending and institutional banking; commercial banking, including middle market commercial lending, trade services and cash management, as well as government banking services, including cash management, investment services and municipal, state and national government agency underwriting; and small business services, including lending, deposits and cash management;

     - Wealth Management and Brokerage -- composed of wealth management, including specialized asset management, estate settlement and deposit and credit products for high-net-worth customers, proprietary and third party mutual funds and other investment products for retail and institutional customers, and retirement planning, large institutional asset management and not-for-profit investment services; and retail brokerage and securities clearing;

     - International Banking -- includes FleetBoston's international operations in key Latin American markets, as well as in Asia; and

     - Capital Markets -- includes investment banking services, brokerage market-making and principal investing.

     On March 1, 2001, FleetBoston completed its acquisition of Summit Bancorp, which was accounted for as a pooling of interests. All financial information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus has been restated for all periods to give effect to the Summit acquisition.

     At December 31, 2001, FleetBoston's total assets on a consolidated basis were $203.6 billion, its consolidated total deposits were $129.3 billion and its consolidated total stockholders' equity was $17.6 billion. Based on total assets, FleetBoston is the seventh largest financial holding company in the United States.

     FleetBoston's principal office is located at 100 Federal Street, Boston, Massachusetts 02110, telephone number (617) 434-2200.

WHEN WILL YOU RECEIVE QUARTERLY DISTRIBUTIONS?

     If you purchase the preferred securities, you are entitled to receive cumulative cash distributions at an annual rate of 7.20% of the liquidation amount of $25 per preferred security. Distributions will accumulate from the date Fleet Capital issues the preferred securities and will be paid quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning June 15, 2002.

WHEN CAN PAYMENT OF YOUR DISTRIBUTIONS BE DEFERRED?

     FleetBoston can, on one or more occasions, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods, unless FleetBoston is in default in the payment of interest on the junior subordinated debentures (see page S-32). A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures, which is March 15, 2032, which date may be accelerated under the limited circumstances described under "Conditional Right to Shorten Maturity" below or extended as described under "Option to Extend Maturity Date" below.

     If FleetBoston defers interest payments on the junior subordinated debentures, Fleet Capital will also defer distributions on the preferred securities. During this deferral period, distributions will continue to accrue on the preferred securities at an annual rate of 7.20% of the liquidation amount of $25 per preferred security. Also, the deferred distributions will themselves accrue interest (to the extent permitted by law) at an annual rate of 7.20%, compounded quarterly. Once FleetBoston makes all interest payments on the junior subordinated debentures, with accrued interest, it can again postpone interest payments on the junior subordinated debentures if FleetBoston is not in default in the payment of interest on the junior subordinated debentures.

     During any period in which FleetBoston defers interest payments on the junior subordinated debentures, FleetBoston will not be permitted to:

     - declare or pay a dividend or make any other payment or distribution on its capital stock;

     - redeem, purchase or make a liquidation payment on any of its capital stock;

     - make an interest, principal or premium payment on, or repurchase or redeem, any of its debt securities that rank equal with or junior to the junior subordinated debentures; or

     - make any guarantee payments relating to any of the above.

     There are limited exceptions to these restrictions which are described beginning on page S-32.

     If FleetBoston defers the payment of interest on the junior subordinated debentures, the preferred securities will be treated as being reissued with original issue discount for United States federal income tax purposes. This means that, beginning at the time of deferral, you will be required to recognize interest income with respect to distributions even during the period those distributions are deferred and include those amounts in your gross income for United States federal income tax purposes before you receive any cash distributions relating to those interest payments. See "United States Federal Income Taxation" beginning on page S-37.

WHEN CAN FLEET CAPITAL REDEEM THE PREFERRED SECURITIES?

     Fleet Capital will redeem all of the outstanding preferred securities when the junior subordinated debentures are paid at maturity on March 15, 2032, which date may be accelerated under the limited circumstances described under "Description of the Junior Subordinated Debentures -- Option to Accelerate the Maturity Date" below or extended as described under "-- Option to Extend Maturity Date" below. If FleetBoston redeems any junior subordinated debentures before their maturity, Fleet Capital will use the cash it receives on the redemption of the junior subordinated debentures to redeem, on a pro rata basis, preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated debentures redeemed.

     FleetBoston can redeem some or all of the junior subordinated debentures before their maturity at 100% of their principal amount plus accrued interest to the date of redemption:

     - in whole or in part, from time to time, on or after March 8, 2007; and

     - at any time prior to March 8, 2007, in whole but not in part, if specified changes in tax or regulatory law occur (each of which is a "SPECIAL EVENT" and each of which is more fully described beginning on page S-31), and within 90 days of the occurrence of the special event.

     Any redemption of the junior subordinated debentures may require approval of the Federal Reserve Board.

WHEN CAN FLEETBOSTON SHORTEN THE MATURITY OF THE JUNIOR SUBORDINATED DEBENTURES?

     If adverse changes in the tax law described on pages S-31 and S-34 occur, FleetBoston will have the right, prior to the termination of Fleet Capital, to shorten the maturity of the junior subordinated debentures. FleetBoston may only shorten the maturity to the extent necessary so that the interest paid on the junior subordinated debentures will continue to be tax deductible by FleetBoston, and only if it obtains any required prior approval of the Federal Reserve Board. The shortened term of the junior subordinated debentures may not be less than 15 years from the date of their original issuance.

WHEN CAN FLEETBOSTON EXTEND THE MATURITY DATE OF THE JUNIOR SUBORDINATED DEBENTURES?

     FleetBoston can extend the maturity of the junior subordinated debentures to a date no later than March 15, 2051, so long as at the time the election is made and at the time the extension commences:

     - no event of default under the indenture has occurred and is continuing;

     - Fleet Capital is not in arrears on payments of distributions on the preferred securities and no deferred distributions on the preferred securities are accumulated; and

     - the junior subordinated debentures are and after the extension will be rated at least BBB- by Standard & Poor's Ratings Services, at least Baa3 by Moody's Investors Service, Inc. or at least the equivalent by any other nationally recognized statistical rating organization.

WHAT IS FLEETBOSTON'S GUARANTEE OF THE PREFERRED SECURITIES?

     FleetBoston will fully and unconditionally guarantee the preferred securities based on:

     - its obligations under the guarantee;

     - its obligations under the declaration of trust which governs the terms of the preferred securities (see page S-18); and

     - its obligations under the indenture which governs the terms of the junior subordinated debentures (see page S-28).

     If FleetBoston does not make a payment on the junior subordinated debentures, Fleet Capital will not have sufficient funds to make payments on the preferred securities. The guarantee does not cover payments when Fleet Capital does not have sufficient funds to make payments on the preferred securities. FleetBoston's obligations under the guarantee are subordinate to its obligations to make payments on all of its other liabilities except its obligations under similar guarantees.

WHEN COULD THE JUNIOR SUBORDINATED DEBENTURES BE DISTRIBUTED TO YOU?

     FleetBoston has the right to terminate Fleet Capital at any time. If FleetBoston decides to exercise its right to terminate Fleet Capital, Fleet Capital will redeem the preferred securities by distributing the junior subordinated debentures to holders of the preferred securities and the common securities on a pro rata basis.

     Any distribution of the junior subordinated debentures may require approval of the Federal Reserve Board.

WILL THE PREFERRED SECURITIES BE LISTED ON A STOCK EXCHANGE?

     The preferred securities have been approved for listing on the New York Stock Exchange, "NYSE," subject to official notice of issuance, under the symbol "FBF PrM." Trading is expected to commence within 30 days after the preferred securities are first issued. You should be aware that the listing of the preferred securities will not necessarily assure that a liquid trading market will be available for the preferred securities. If Fleet Capital distributes the junior subordinated debentures, FleetBoston will use its best efforts to list the junior subordinated debentures on the NYSE or any other exchange or other organization on which the preferred securities are then listed.

WHAT HAPPENS IF FLEET CAPITAL IS TERMINATED AND THE JUNIOR SUBORDINATED DEBENTURES ARE NOT DISTRIBUTED?

     Fleet Capital may also terminate in circumstances where the junior subordinated debentures will not be distributed. In those situations, Fleet Capital will pay the liquidation amount of $25 for each preferred security, plus unpaid distributions to the date the payment is made. Fleet Capital will be able to make this distribution of cash only if the junior subordinated debentures are redeemed by FleetBoston.

IN WHAT FORM WILL THE PREFERRED SECURITIES BE ISSUED?

     The preferred securities will be represented by one or more global certificates that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, "DTC," or its nominee. This means that you will not receive a certificate for your preferred securities. Fleet Capital expects that the preferred securities will be ready for delivery through DTC on or about March 8, 2002.

                                  RISK FACTORS

     Your investment in the preferred securities will involve some risks. You should carefully consider the following discussion of risks, and the other information in this prospectus supplement and the accompanying prospectus, before deciding whether an investment in the preferred securities is suitable for you.

FLEETBOSTON'S OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES ARE SUBORDINATED

     FleetBoston's obligations under the guarantee are unsecured and will rank in priority of payment:

     - junior to all of FleetBoston's other liabilities, except those liabilities made equal or junior to the guarantee by their terms;

     - equal with all of FleetBoston's senior most preferred and preference stock now or in the future issued by it, and with any guarantee now or in the future issued by it in respect of any preferred or preference stock of any of its affiliates, including FleetBoston's guarantee of the outstanding preferred or capital securities of Fleet Capital Trust I, Fleet Capital Trust II, Fleet Capital Trust III, Fleet Capital Trust IV, Fleet Capital Trust V, Fleet Capital Trust VI, Fleet Capital Trust VII, BankBoston Capital Trust I, BankBoston Capital Trust II, BankBoston Capital Trust III, BankBoston Capital Trust IV and Summit Capital Trust I; and

     - senior to FleetBoston's common stock.

     This means that FleetBoston cannot make any payments on the guarantee if it defaults on a payment of any of its other liabilities, except those liabilities made equal or junior to the guarantee by their terms. In the event of the bankruptcy, liquidation or dissolution of FleetBoston, its assets would be available to pay obligations under the guarantee only after all payments had been made on its other liabilities, except those liabilities made equal or junior to the guarantee by their terms.

     FleetBoston's obligations under the junior subordinated debentures are unsecured and will rank junior in priority of payment to FleetBoston's "SENIOR INDEBTEDNESS" and "OTHER FINANCIAL OBLIGATIONS" (see pages S-29 and S-30 for definitions of these terms). FleetBoston cannot make any payments of principal, including redemption payments, or interest on the junior subordinated debentures if it defaults on a payment on its senior indebtedness. In the event of the bankruptcy, liquidation or dissolution of FleetBoston, its assets would be available to pay obligations under the junior subordinated debentures only after all payments had been made on its senior indebtedness and other financial obligations. As of December 31, 2001, senior indebtedness and other financial obligations of FleetBoston aggregated approximately $11.1 billion (holding company only). In addition, because FleetBoston is a financial holding company, the junior subordinated debentures are effectively subordinated to all existing and future liabilities of FleetBoston's subsidiaries, including depositors.

     The preferred securities, the guarantee and the junior subordinated debentures do not limit the ability of FleetBoston and its subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the junior subordinated debentures and the guarantee.

     For more information please refer to "Description of the Junior Subordinated Debentures -- Subordination" beginning on page S-29 and "Description of the Preferred Securities Guarantees" beginning on page 16 of the accompanying prospectus.

GUARANTEE ONLY COVERS PAYMENTS IF FLEET CAPITAL HAS CASH AVAILABLE

     The ability of Fleet Capital to pay scheduled distributions on the preferred securities, the redemption price of the preferred securities and the liquidation amount of each preferred security is solely dependent upon FleetBoston making the related payments on the junior subordinated debentures when due.

     If FleetBoston defaults on its obligation to pay principal or interest on the junior subordinated debentures, Fleet Capital will not have sufficient funds to pay distributions, the redemption price or the liquidation amount of each preferred security. In those circumstances, you will not be able to rely upon the guarantee for payment of these amounts.

     Instead, you:

     - may directly sue FleetBoston or seek other remedies to collect your pro rata share of payments owed; or

     - rely on the institutional trustee to enforce Fleet Capital's rights under the junior subordinated debentures.

FLEETBOSTON'S ABILITY TO DEFER INTEREST PAYMENTS ON THE JUNIOR SUBORDINATED DEBENTURES WILL CAUSE DISTRIBUTIONS ON THE PREFERRED SECURITIES TO CEASE, WILL HAVE FEDERAL INCOME TAX CONSEQUENCES FOR YOU AND MAY AFFECT THE TRADING PRICE OF THE PREFERRED SECURITIES

     So long as FleetBoston is not in default in the payment of interest on the junior subordinated debentures, FleetBoston can, on one or more occasions, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods. If FleetBoston defers interest payments on the junior subordinated debentures, Fleet Capital will defer distributions on the preferred securities during any deferral period. However, distributions would still accumulate and those deferred distributions will themselves accrue interest at an annual rate of 7.20%, to the extent permitted by law.

     If FleetBoston defers the payment of interest on the junior subordinated debentures, you will be required to recognize interest income for United States federal income tax purposes in respect of your pro rata share of the interest on the junior subordinated debentures held by Fleet Capital before you receive any cash distributions relating to those interest payments. In addition, if you sell the preferred securities before the end of any deferral period or before the record date relating to distributions which are paid, you will not receive the cash distributions relating to any accrued and unpaid interest even though you will be required to recognize that interest in income for United States federal income tax purposes.

     FleetBoston has no current intention of deferring interest payments on the junior subordinated debentures. However, if FleetBoston exercises its right in the future, the preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the junior subordinated debentures. If you sell the preferred securities during an interest deferral period, you may not receive the same return on your investment as someone who continues to hold the preferred securities. In addition, the existence of FleetBoston's right to defer payments of interest on the junior subordinated debentures may mean that the market price for the preferred securities, which represent an undivided beneficial interest in the junior subordinated debentures, may be more volatile than other securities that do not have these rights.

     See "United States Federal Income Taxation" beginning on page S-37 for more information regarding the United States federal income tax consequences of purchasing, holding and selling the preferred securities.

PREFERRED SECURITIES MAY BE REDEEMED BEFORE MARCH 8, 2007 IF A SPECIAL EVENT OCCURS

     If a special event occurs and is continuing, FleetBoston has the right to redeem all of the junior subordinated debentures. The term "special event" is defined on page S-31. If such a redemption happens, Fleet Capital will use the cash it receives on the redemption of the junior subordinated debentures to redeem all of the preferred and common securities within 90 days of the event. The redemption price would be $25 per preferred security plus unpaid distributions to the date of redemption. The redemption of the preferred securities would be a taxable event to you for United States federal income tax purposes.

     Please see "Description of the Preferred Securities -- Redemption Procedures" on page S-21 and "Description of the Junior Subordinated Debentures -- Optional Redemption" on page S-31 for more information.

FLEETBOSTON MAY SHORTEN THE MATURITY OF THE JUNIOR SUBORDINATED DEBENTURES, WHICH WILL RESULT IN EARLY REDEMPTION OF THE PREFERRED SECURITIES; YOU MAY BE TAXED ON THE PROCEEDS AND YOU MAY NOT BE ABLE TO REINVEST THE PROCEEDS AT THE SAME OR A HIGHER RATE OF RETURN

     Upon the occurrence and continuation of adverse tax events as explained in "Description of the Junior Subordinated Debentures -- Option to Accelerate the Maturity Date" on page S-34, FleetBoston may, instead of redeeming the junior subordinated debentures, shorten the stated maturity of the junior subordinated debentures to a date not less than 15 years from the date of original issuance, subject to any required approval of the Federal Reserve Board. In that event, the mandatory redemption date for the preferred securities will be correspondingly shortened.

     Under current United States federal income tax law, the redemption of the preferred securities would be a taxable event to you.

     In addition, you may not be able to reinvest the money you receive upon redemption at a rate that is equal to or higher than the rate of return you received on the preferred securities.

FLEETBOSTON MAY EXTEND THE MATURITY OF THE JUNIOR SUBORDINATED DEBENTURES, WHICH WILL DELAY THE MANDATORY REDEMPTION DATE FOR THE PREFERRED SECURITIES BY UP TO 19 YEARS

     FleetBoston can extend the maturity of the junior subordinated debentures to a date no later than March 15, 2051, so long as at the time the election is made and at the time the extension commences:

     - no event of default under the indenture has occurred and is continuing;

     - Fleet Capital is not in arrears on payments of distributions on the preferred securities and no deferred distributions on the preferred securities are accumulated; and

     - the junior subordinated debentures are and after the extension will be rated at least BBB- by Standard & Poor's Ratings Services, at least Baa3 by Moody's Investors Service, Inc. or at least the equivalent by any other nationally recognized statistical rating organization.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES MAY HAVE A POSSIBLE ADVERSE EFFECT ON TRADING PRICE

     FleetBoston has the right to terminate Fleet Capital at any time. If FleetBoston decides to exercise its right to terminate Fleet Capital, Fleet Capital will redeem the preferred and common securities by distributing the junior subordinated debentures to holders of the preferred securities and common securities on a pro rata basis. Any distribution of the junior subordinated debentures may require approval of the Federal Reserve Board.

     Under current United States federal income tax laws, a distribution of junior subordinated debentures to you on the dissolution of Fleet Capital should not be a taxable event to you. However, if Fleet Capital is characterized for United States federal income tax purposes as an association taxable as a corporation or there is a change in law at the time Fleet Capital is dissolved, the distribution of junior subordinated debentures to you may be a taxable event to you.

     FleetBoston has no current intention of causing the termination of Fleet Capital and the distribution of the junior subordinated debentures. FleetBoston anticipates that it would consider exercising this right in the event that expenses associated with maintaining Fleet Capital were substantially greater than currently expected, such as if a special event occurred. FleetBoston cannot predict the other circumstances under which this right would be exercised.

     FleetBoston cannot predict the market prices for the junior subordinated debentures that may be distributed. Accordingly, the junior subordinated debentures that you receive on a distribution, or the preferred securities you hold pending such a distribution, may trade at a discount to the price that you paid to purchase the preferred securities.

     Because you may receive junior subordinated debentures, you should make an investment decision with regard to the junior subordinated debentures, in addition to the preferred securities. You should carefully review all the information regarding the junior subordinated debentures contained in this prospectus supplement and the accompanying prospectus.

LIMITED VOTING RIGHTS

     You will have limited voting rights. In particular, only FleetBoston can elect or remove any of Fleet Capital's trustees.

     See "Fleet Capital" beginning on page S-11 and "Description of the Preferred Securities -- Voting Rights" beginning on page 14 in the accompanying prospectus.

TRADING PRICE OF THE PREFERRED SECURITIES MAY NOT REFLECT THE VALUE OF ACCRUED BUT UNPAID INTEREST

     If you use the accrual method of accounting for tax purposes and dispose of your preferred securities between quarterly distributions, you will be required to:

     - include accrued but unpaid interest as ordinary income for United States federal tax purposes; and

     - add the accrued but unpaid income to your adjusted tax basis in the preferred securities disposed of.

     If you sell the preferred securities for less than your adjusted tax basis in the preferred securities, you will recognize a capital loss which generally may not be used to offset ordinary income for United States federal tax purposes. See "United States Federal Income Taxation" beginning on page S-37.

THERE IS NOT AN ESTABLISHED TRADING MARKET FOR THE PREFERRED SECURITIES

     Prior to this offering, there has been no public market for the preferred securities. The preferred securities have been approved for listing on the NYSE, subject to official notice of issuance. Trading of the preferred securities on the NYSE is expected to commence within a 30-day period after the initial delivery of the preferred securities. The underwriters have advised FleetBoston and Fleet Capital that they intend to make a market in the preferred securities prior to commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the preferred securities.

NO PROTECTION IN HIGHLY LEVERAGED TRANSACTIONS

     Under the indenture which governs the terms of the junior subordinated debentures, you will not be protected from a highly leveraged transaction, including a change of control of FleetBoston or other similar transaction. Such a transaction may have the effect of increasing FleetBoston's liabilities that are senior to the junior subordinated debentures.

                                 FLEET CAPITAL

     This section supplements, and to the extent inconsistent with, replaces, the section entitled "The Trusts" in the accompanying prospectus.

     Fleet Capital is a statutory business trust formed under Delaware law pursuant to:

     - a declaration of trust, dated as of March 16, 1998, as amended, executed by FleetBoston, as sponsor, and the trustees of Fleet Capital, the "FLEET CAPITAL TRUSTEES"; and

     - the filing of a certificate of trust with the Secretary of State of the State of Delaware on March 16, 1998, as amended.

     The declaration will be amended and restated in its entirety, as so amended and restated, the "DECLARATION," substantially in the form filed as an exhibit to the registration statement which contains this prospectus supplement and the accompanying prospectus. The declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended, the "TRUST INDENTURE ACT."

     Fleet Capital exists for the exclusive purposes of:

     (1) issuing the trust securities representing undivided beneficial interests in the assets of Fleet Capital;

     (2) investing the gross proceeds of the trust securities in the junior subordinated debentures; and

     (3) engaging only in other necessary or incidental activities.

     Upon issuance of the preferred securities, the purchasers will own all of the preferred securities. See "Description of the Preferred
Securities -- Book-Entry Only Issuance -- The Depository Trust Company" beginning on page S-25. FleetBoston will directly or indirectly acquire common securities in an aggregate liquidation amount equal to at least 3% of the total capital of Fleet Capital.

     Pursuant to the declaration, the number of Fleet Capital trustees will initially be five. FleetBoston, as the direct or indirect holder of all the common securities, will have the right to appoint, remove or replace any Fleet Capital trustee and to increase or decrease the number of Fleet Capital trustees, unless an event of default under the indenture occurs. In that case, the holders of a majority in liquidation amount of the preferred securities will have the right to remove and appoint the institutional trustee and the Delaware trustee. Three of the Fleet Capital trustees, the "REGULAR TRUSTEES," will be persons who are employees or officers of, or who are affiliated with, FleetBoston. The fourth trustee will be a financial institution that is unaffiliated with FleetBoston which will serve as institutional trustee under the declaration and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act, the "INSTITUTIONAL TRUSTEE." Initially, The Bank of New York will be the institutional trustee until removed or replaced by the holder of the common securities. For purposes of compliance with the provisions of the Trust Indenture Act, The Bank of New York will act as trustee under the guarantee, the "GUARANTEE TRUSTEE," and as trustee under the indenture which governs the junior subordinated debentures, the "DEBT TRUSTEE." The fifth trustee will be an entity that maintains its principal place of business in the state of Delaware. Initially, The Bank of New York (Delaware), an affiliate of the institutional trustee, will act as Delaware trustee.

     The institutional trustee will hold title to the junior subordinated debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the junior subordinated debentures. In addition, the institutional trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the junior subordinated debentures for the benefit of the holders of the trust securities. The institutional trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from that account.

     The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities.

     FleetBoston will pay all fees and expenses related to Fleet Capital and the offering of the trust securities. See "Description of the Junior Subordinated Debentures -- Miscellaneous" on page S-36.

                       FLEETBOSTON FINANCIAL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following summary sets forth selected consolidated financial data for FleetBoston and its subsidiaries for each of the years in the five-year period ended December 31, 2001. The following summary should be read in conjunction with the financial information incorporated herein by reference to other documents. See "Where You Can Find More Information" in the accompanying prospectus. All data has been restated to reflect the Summit acquisition. Certain amounts in prior periods have been reclassified to conform to current-year presentation.

                                                                      YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------------------
                                                        2001        2000        1999        1998        1997
                                                      --------    --------    --------    --------    --------
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED SUMMARY OF OPERATIONS:
Interest income (fully taxable equivalent)..........  $ 13,850    $ 16,472    $ 15,491    $ 14,601    $ 13,390
Interest expense....................................     6,396       8,497       7,400       6,948       6,046
                                                      --------    --------    --------    --------    --------
Net interest income (fully taxable equivalent)......     7,454       7,975       8,091       7,653       7,344
Provision for credit losses.........................     2,330(a)    1,295       1,061         916         581
                                                      --------    --------    --------    --------    --------
Net interest income after provision for credit
  losses (fully taxable equivalent).................     5,124       6,680       7,030       6,737       6,763
Noninterest income..................................     5,340       9,461       7,366       5,625       4,508
Noninterest expense.................................     8,913       9,610      10,253       7,847       6,878
Net income..........................................  $    931(b) $  3,910(c) $  2,476(d) $  2,771(e) $  2,606(f)

PER COMMON SHARE:
Basic earnings per share............................  $    .84(b) $   3.58(c) $   2.21(d) $   2.48(e) $   2.32(f)
Diluted earnings per share..........................       .83(b)     3.52(c)     2.16(d)     2.42(e)     2.27(f)
Weighted average basic shares outstanding (in
  millions).........................................   1,074.2     1,081.4     1,095.7     1,094.7     1,081.1
Weighted average diluted shares outstanding (in
  millions).........................................   1,083.7     1,098.7     1,121.5     1,119.7     1,105.0
Book value..........................................  $  16.61    $  17.31    $  15.92    $  14.78    $  13.43
Cash dividends declared.............................      1.34        1.23        1.11        1.00         .92

RATIO OF EARNINGS TO FIXED CHARGES(g):
Excluding interest on deposits......................      1.51x       2.58x       2.23x       2.65x       3.01x
Including interest on deposits......................      1.23        1.75        1.54        1.63        1.70

CONSOLIDATED BALANCE SHEET -- AVERAGE BALANCES:
Total assets........................................  $208,882    $223,887    $223,232    $201,033    $180,769
Securities held to maturity.........................       577       5,907       7,820       6,636       6,853
Securities available for sale.......................    25,648      29,391      27,403      24,469      20,117
Loans and leases, net of unearned income............   129,925     139,518     139,268     130,691     120,841
Due from brokers/dealers............................     4,122       3,603       3,240       3,766       2,884
Interest bearing deposit liabilities................    98,219     102,069     109,756     106,430     100,285
Short-term borrowings...............................    20,950      25,796      26,819      25,389      20,313
Due to brokers/dealers..............................     3,854       4,829       4,150       4,503       3,463
Long-term debt(h)...................................    27,855      31,191      26,198      13,062       8,880
Stockholders' equity................................    19,330      18,134      17,479      16,319      14,671

                                                                      YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------------------
                                                        2001        2000        1999        1998        1997
                                                      --------    --------    --------    --------    --------
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED RATIOS:
Net interest margin (fully taxable equivalent)......      4.15%       4.17%       4.19%       4.35%       4.60%
Return on average assets............................       .45(b)     1.75(c)     1.11(d)     1.38(e)     1.44(f)
Return on average common stockholders' equity.......      4.77(b)    22.04(c)    14.45(d)    17.51(e)    18.74(f)
Average stockholders' equity to average assets......      9.25        8.10        7.83        8.12        8.12
Tier 1 risk-based capital ratio.....................      7.37        8.08        7.15        7.56        8.15
Total risk-based capital ratio......................     10.95       11.87       11.44       11.65       11.72
Period-end reserve for credit losses to period-end
  loans and leases, net of unearned income..........      2.83        2.01        1.97        1.98        1.95
Net charge-offs to average loans and leases, net of
  unearned income...................................      1.07         .89         .74         .67         .59
Period-end nonperforming assets to related assets...      1.44         .84         .69         .62         .74

-------------------------

(a) Includes impact of charges related to Argentina ($725 million pre-tax, $434 million post-tax), the domestic economic downturn ($175 million pre-tax, $105 million post-tax) and the transfer of problem credits to accelerated disposition status ($150 million pre-tax, $89 million post-tax) recorded in 2001.

(b) Includes, in addition to the charges described in note (a), impact of merger-related and restructuring charges ($1 billion pre-tax, $657 million post-tax); write-downs taken against the carrying value of the principal investing portfolio ($1.1 billion pre-tax, $679 million post-tax); charges related to the estimated impact of Argentine government actions with respect to FleetBoston's Argentine operations ($200 million pre-tax, $120 million post-tax); write-downs taken against the carrying value of Argentine government bonds ($175 million pre-tax, $105 million post-tax); and a loss from the sale of the mortgage banking business ($428 million pre-tax, $285 million post-tax) recorded in 2001. Also includes impact of gains on branch divestitures ($410 million pre-tax, $252 million post-tax) and the sale of an investment in the NYCE Corporation ($146 million pre-tax, $91 million post-tax) recorded in 2001.

(c) Includes impact of gains on branch divestitures ($843 million pre-tax, $420 million post-tax) and merger-related and restructuring charges ($249 million pre-tax, $151 million post-tax) recorded in 2000.

(d) Includes impact of merger- and restructuring-related charges and other costs ($1.1 billion pre-tax, $777 million post-tax) recorded in 1999.

(e) Includes impact of merger- and restructuring-related charges and other costs ($220 million pre-tax, $135 million post-tax) recorded in 1998.

(f) Includes impact of merger- and restructuring-related charges ($83 million pre-tax, $54 million post-tax) recorded in 1997.

(g) For the purpose of computing the ratio of earnings to fixed charges, "EARNINGS" consist of income before income taxes plus fixed charges, excluding capitalized interest. "FIXED CHARGES" consist of interest on short-term debt and long-term debt, including interest related to capitalized leases and capitalized interest, and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

(h) Amounts include guaranteed preferred beneficial interests in FleetBoston's junior subordinated debentures.

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of FleetBoston and its subsidiaries at December 31, 2001, and FleetBoston's capitalization as of that date as adjusted to reflect (1) the issuance on February 19, 2002 of $505 million of senior notes and (2) the sale of the preferred securities offered hereby. The table should be read in conjunction with FleetBoston's consolidated financial statements and notes thereto included in the documents incorporated by reference herein. See "Where You Can Find More Information" in the accompanying prospectus. The information in the following table assumes that the underwriters do not exercise their over-allotment option.

                                                               AT DECEMBER 31, 2001
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                              (DOLLARS IN MILLIONS)
Senior and subordinated debt(1).............................  $22,726      $23,231
Company-obligated mandatorily redeemable preferred
  securities of Fleet Capital Trust I(2)....................       84           84
Company-obligated mandatorily redeemable capital securities
  of Fleet Capital Trust II(3)..............................      250          250
Company-obligated mandatorily redeemable preferred
  securities of Fleet Capital Trust III(4)..................      120          120
Company-obligated mandatorily redeemable preferred
  securities of Fleet Capital Trust IV(5)...................      150          150
Company-obligated mandatorily redeemable capital securities
  of Fleet Capital Trust V(6)...............................      250          250
Company-obligated mandatorily redeemable preferred
  securities of Fleet Capital Trust VI(7)...................      300          300
Company-obligated mandatorily redeemable capital securities
  of Fleet Capital Trust VII(8).............................      500          500
Company-obligated mandatorily redeemable preferred
  securities of Fleet Capital Trust VIII(9).................       --          500
Company-obligated mandatorily redeemable capital securities
  of BankBoston Capital Trust I(10).........................      250          250
Company-obligated mandatorily redeemable capital securities
  of BankBoston Capital Trust II(11)........................      250          250
Company-obligated mandatorily redeemable capital securities
  of BankBoston Capital Trust III(12).......................      250          250
Company-obligated mandatorily redeemable capital securities
  of BankBoston Capital Trust IV(13)........................      250          250
Company-obligated mandatorily redeemable capital securities
  of Summit Capital Trust I(14).............................      150          150
                                                              -------      -------
Total long-term debt........................................   25,530       26,535

STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value............................      271          271
Common stock, $.01 par value................................       11           11
Common surplus..............................................    4,055        4,055
Retained earnings...........................................   14,078       14,078
Accumulated other comprehensive income......................      774          774
Treasury stock..............................................   (1,581)      (1,581)
                                                              -------      -------
Total stockholders' equity..................................   17,608       17,608
                                                              -------      -------
Total long-term debt and stockholders' equity...............  $43,138      $44,143
                                                              =======      =======

-------------------------
 (1) Not adjusted to reflect the issuance by FleetBoston of $111 million of senior medium-term notes expected to close on March 5, 2002.

 (2) Issued on February 4, 1997. The sole assets of Fleet Capital Trust I are 8.00% Junior Subordinated Deferrable Interest Debentures due 2027 with a principal amount of approximately $86.3 million.

     Those debentures mature on February 15, 2027, which may be (i) shortened to a date not earlier than April 15, 2001 or (ii) extended to a date not later than February 15, 2046. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the preferred securities are mandatorily redeemable.

 (3) Issued on December 11, 1996. The sole assets of Fleet Capital Trust II are 7.92% Junior Subordinated Deferrable Interest Debentures due 2026 with a principal amount of approximately $257.7 million. Those debentures mature on December 11, 2026. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

 (4) Issued on January 29, 1998. The sole assets of Fleet Capital Trust III are 7.05% Junior Subordinated Deferrable Interest Debentures due 2028 with a principal amount of approximately $123.7 million. Those debentures mature on March 31, 2028. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the preferred securities are mandatorily redeemable.

 (5) Issued on April 28, 1998. The sole assets of Fleet Capital Trust IV are 7.17% Junior Subordinated Deferrable Interest Debentures with a principal amount of approximately $154.6 million. Those debentures mature on March 31, 2028. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the preferred securities are mandatorily redeemable.

 (6) Issued on December 18, 1998. The sole assets of Fleet Capital Trust V are Floating Rate Junior Subordinated Deferrable Interest Debentures due 2028 with a principal amount of approximately $257.7 million. Those debentures mature on December 18, 2028. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

 (7) Issued on June 30, 2000. The sole assets of Fleet Capital Trust VI are 8.80% Junior Subordinated Deferrable Interest Debentures due 2030 with a principal amount of approximately $309.3 million. Those debentures mature on June 30, 2030. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the preferred securities are mandatorily redeemable.

 (8) Issued on September 17, 2001. The sole assets of Fleet Capital Trust VII are 7.20% Junior Subordinated Deferrable Interest Debentures due 2031 with a principal amount of approximately $515.5 million. Those debentures mature on December 15, 2031, unless extended to a date not later than December 15, 2050, or redeemed earlier. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

 (9) As described in this prospectus supplement, the sole assets of Fleet Capital Trust VIII will be the junior subordinated debentures with a principal amount of approximately $515.5 million (or approximately $592.8 million if the underwriters' over-allotment option is exercised in full). The junior subordinated debentures will bear interest at an annual rate equal to 7.20% and will mature on March 15, 2032, unless extended to a date not later than March 15, 2051, or redeemed earlier. FleetBoston owns all of the common securities of Fleet Capital. Upon redemption of the junior subordinated debentures, the preferred securities will be mandatorily redeemable.

(10) Issued on November 26, 1996. The sole assets of BankBoston Capital Trust I are 8.25% Series A Junior Subordinated Deferrable Interest Debentures due December 15, 2026 with a principal amount of approximately $257.7 million. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

(11) Issued on December 10, 1996. The sole assets of BankBoston Capital Trust II are 7.75% Series A Junior Subordinated Deferrable Interest Debentures due December 15, 2026 with a principal amount of approximately $257.7 million. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

(12) Issued on June 4, 1997. The sole assets of BankBoston Capital Trust III are Floating Rate Junior Subordinated Deferrable Interest Debentures due June 15, 2027 with a principal amount of approximately $257.7 million. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

(13) Issued on June 8, 1998. The sole assets of BankBoston Capital Trust IV are Floating Rate Junior Subordinated Deferrable Interest Debentures due June 8, 2028 with a principal amount of approximately $257.7 million. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

(14) Issued on March 20, 1997. The sole assets of Summit Capital Trust I are 8.40% Junior Subordinated Deferrable Interest Debentures due March 15, 2027 with a principal amount of approximately $154.6 million. FleetBoston owns all of the common securities of this trust. Upon redemption of the debentures, the capital securities are mandatorily redeemable.

                              ACCOUNTING TREATMENT

     The financial statements of Fleet Capital will be consolidated into FleetBoston's consolidated financial statements, with the preferred securities classified as a component of long-term debt of FleetBoston. The financial statement footnotes of FleetBoston will include appropriate disclosures about the preferred securities, the guarantee and the junior subordinated debentures. FleetBoston will record distributions that Fleet Capital pays on the preferred securities as interest expense in FleetBoston's consolidated statement of income.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The preferred securities will be issued pursuant to the terms of an amended and restated declaration of trust. The declaration has been qualified as an indenture under the Trust Indenture Act. The institutional trustee, The Bank of New York, will act as trustee for the preferred securities under the declaration for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the declaration and those made part of the declaration by the Trust Indenture Act.

     Set forth below is a summary of the material terms and provisions of the preferred securities. This summary supplements, and to the extent inconsistent, replaces, the description set forth under the caption "Description of the Preferred Securities" in the accompanying prospectus. This summary, which describes the material provisions of the preferred securities, is not intended to be complete and is qualified by the declaration, the form of which is filed as an exhibit to the registration statement which contains this prospectus supplement, by the Delaware Business Trust Act and by the Trust Indenture Act.

GENERAL

     The declaration authorizes the regular trustees to issue the trust securities on behalf of Fleet Capital. The trust securities represent undivided beneficial interests in the assets of Fleet Capital. All of the common securities will be owned, directly or indirectly, by FleetBoston. The common securities rank equally, and payments will be made on a pro rata basis, with the preferred securities. However, if a "DECLARATION EVENT OF DEFAULT" as defined under "-- Declaration Events of Default" on page S-23, occurs and is continuing, the rights of the holders of the common securities to receive payments will be subordinated to the rights of the holders of the preferred securities.

     The declaration does not permit Fleet Capital to issue any securities other than the trust securities or to incur any indebtedness. Under the declaration, the institutional trustee will hold the junior subordinated debentures purchased by Fleet Capital for the benefit of the holders of the trust securities.

     Payments on the preferred securities are guaranteed by FleetBoston to the extent described under "Description of the Preferred Securities Guarantees" beginning on page 16 in the accompanying prospectus. The guarantee will be held by The Bank of New York, as guarantee trustee, for the benefit of the holders of the preferred securities. The guarantee does not cover payment of distributions or payments upon redemption of the preferred securities or liquidation of Fleet Capital when Fleet Capital does not have sufficient available funds to make those distributions or payments. In that event, the remedy of a holder of preferred securities is to vote to direct the institutional trustee to enforce the institutional trustee's rights under the junior subordinated debentures or, if there is a default in the payment of distributions, including when Fleet Capital does not have sufficient available funds to pay those distributions, the holder may take "DIRECT ACTION," as defined in the accompanying prospectus beginning on page 14. See "-- Declaration Events of Default" on page S-23 and "-- Voting Rights" beginning on page S-23 and "Description of the Preferred Securities -- Voting Rights" in the accompanying prospectus beginning on page 14.

DISTRIBUTIONS

     Distributions on the preferred securities will be fixed at an annual rate equal to 7.20% on the liquidation amount of $25 per preferred security. Distributions which are unpaid for more than one quarter will accumulate additional distributions at that same rate, compounded quarterly. The term "distribution" as used in this prospectus supplement and the accompanying prospectus includes any interest payable on unpaid distributions unless otherwise stated.

     The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of distributions payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed per 30-day month. If any distribution payment date is not a business day, then the distribution will be made on the next succeeding day that is a business day and without any interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day.

     Distributions on the preferred securities:

     (1) will be cumulative;

     (2) will accrue from March 8, 2002; and

     (3) except as otherwise described below, will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2002.

     So long as FleetBoston is not in default in the payment of interest on the junior subordinated debentures, FleetBoston may defer payments of interest on the junior subordinated debentures by extending the interest payment period from time to time on the junior subordinated debentures, an "EXTENSION PERIOD." If FleetBoston exercises this extension option, quarterly distributions on the preferred securities would also be deferred during any such extension period. Because interest would continue to accrue on the junior subordinated debentures, any deferred distributions would also continue to accrue with interest at an annual rate equal to 7.20% compounded quarterly. This right to extend the interest payment period for the junior subordinated debentures is limited to a period not exceeding 20 consecutive quarters, and may not extend beyond March 15, 2032 (or such date not later than March 15, 2051 if FleetBoston elects to extend this date), the "STATED MATURITY" of the junior subordinated debentures. Upon the termination of any extension period and the payment of all amounts then due, FleetBoston may commence a new extension period, subject to the above requirements. See "Description of the Junior Subordinated
Debentures -- Interest" on page S-32 and "-- Option to Extend Interest Payment Period" beginning on page S-32.

     If FleetBoston exercises this deferral right, then during any extension period:

     (1) FleetBoston will not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire, or make a liquidation payment relating to, any of its capital stock other than:

          - repurchases, redemptions or other acquisitions of shares of capital stock of FleetBoston in connection with any employee benefit plans or any other contractual obligation of FleetBoston, other than a contractual obligation ranking equally with or junior to the junior subordinated debentures;

          - as a result of an exchange or conversion of any class or series of FleetBoston's capital stock for any other class or series of FleetBoston's capital stock; or

          - the purchase of fractional interests in shares of FleetBoston's capital stock pursuant to the conversion or exchange provisions of that FleetBoston capital stock or the security being converted or exchanged;

     (2) FleetBoston will not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by FleetBoston which rank equally with or junior to the junior subordinated debentures; and

     (3) FleetBoston will not make any guarantee payments with respect to the foregoing, other than pursuant to the guarantee.

     If distributions are deferred, the deferred distributions and accumulated but unpaid distributions will be paid to holders of the preferred securities as they appear on the books and records of Fleet Capital on the record date next following the termination of that extension period.

     Distributions on the preferred securities must be paid on the dates payable to the extent that Fleet Capital has funds available for the payment of those distributions. Fleet Capital's funds available for distribution to the holders of the preferred securities will be limited to payments received from FleetBoston on the junior subordinated debentures. See "Description of the Junior Subordinated Debentures" beginning on page S-28. The payment of distributions out of moneys held by Fleet Capital is guaranteed by FleetBoston to the extent set forth under "Description of the Preferred Securities Guarantees" beginning on page 16 in the accompanying prospectus.

PAYMENT AND RECORD DATES

     Fleet Capital will pay distributions to the holders of the preferred securities as they appear on the books and records of Fleet Capital on the relevant record dates. As long as the preferred securities are in book-entry form, the record date will be one business day prior to the relevant payment date. A "BUSINESS DAY" is any day other than Saturday, Sunday or any other day on which banking institutions in New York City (in the State of New York) are permitted or required by any applicable law to close. If the preferred securities are not in book-entry form, the record date will be the first day of the month in which the relevant payment date occurs. The record dates and payment dates for the preferred securities are the same as the record dates and payment dates for the junior subordinated debentures.

     If Fleet Capital does not pay a distribution because FleetBoston fails to make the corresponding interest payment on the junior subordinated debentures, that defaulted distribution will be payable to the person in whose name the preferred security is registered on the special record date established by the regular trustees. This record date will correspond to the special record date or other specified date determined in accordance with the indenture. This means that the defaulted distribution may not be paid to the person in whose name the preferred security is registered on the original record date. However, distributions will not be considered payable on any distribution payment date falling within an extension period unless FleetBoston has elected to make a full or partial payment of interest accrued on the junior subordinated debentures on that distribution payment date.

     Fleet Capital will pay distributions on the preferred securities through the institutional trustee, who will hold amounts received on the junior subordinated debentures for the benefit of the holders of the trust securities. Subject to any applicable laws and regulations and the provisions of the declaration, each payment of distributions will be made as described under "--Book-Entry Only Issuance -- The Depository Trust Company" beginning on page S-25.

REDEMPTION

     The junior subordinated debentures will be redeemable prior to the stated maturity at the option of FleetBoston at a redemption price equal to 100% of the principal amount, plus accrued interest to the date of redemption:

     (1) in whole or in part, from time to time, on or after March 8, 2007; or

     (2) at any time prior to March 8, 2007, in whole but not in part, upon the occurrence and continuation of a special event as defined under "Description of the Junior Subordinated Debentures -- Optional Redemption" on page S-31.

     Fleet Capital will use the proceeds from any repayment or redemption of the junior subordinated debentures to simultaneously redeem, on a pro rata basis, preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated debentures so repaid or redeemed, the "REDEMPTION PRICE." Fleet Capital must give holders of trust securities not less than 30 nor more than 60 days' notice of any early redemption. See "Description of the Junior Subordinated
Debentures -- Optional Redemption" on page S-31. If fewer than all of the outstanding preferred securities are to be redeemed, Fleet Capital will redeem the preferred securities pro rata as described under "--Book-Entry Only
Issuance -- The Depository Trust Company" beginning on page S-25. Any early redemption may require prior approval of the Federal Reserve Board if approval is then required under applicable law, rules, guidelines or policies.

REDEMPTION PROCEDURES

     Fleet Capital may not redeem fewer than all of the outstanding preferred securities unless it has paid all accrued and unpaid distributions on all preferred securities for all quarterly distribution periods terminating on or prior to the date of redemption.

     If Fleet Capital gives a notice of redemption of the preferred securities and FleetBoston has paid to Fleet Capital a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debentures, then immediately prior to the close of business on the redemption date:

     (1) distributions will cease to accrue on the preferred securities called for redemption;

     (2) the preferred securities called for redemption will no longer be deemed to be outstanding; and

     (3) all rights of holders of the preferred securities called for redemption will cease, except the right of the holders of those preferred securities to receive the redemption price, but without interest.

     Any notice of redemption will be irrevocable. If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price will be made on the next succeeding day that is a business day (and without any interest or other payment because of the delay) except that, if the business day falls in the next calendar year, the payment will be made on the immediately preceding business day.

     If FleetBoston fails to repay junior subordinated debentures on maturity or on the date fixed for a redemption or if payment of the redemption price is improperly withheld or refused and not paid by Fleet Capital or by FleetBoston under its guarantee, distributions on those preferred securities will continue to accrue to the date of payment. In that case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

     Fleet Capital will not be required to:

     (1) issue, or register the transfer or exchange of, any trust securities during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of trust securities and ending at the close of business on the day of the mailing of the relevant notice of redemption; and

     (2) register the transfer or exchange of any trust securities so selected for redemption, in whole or in part, except the unredeemed portion of any trust securities being redeemed in part.

     Subject to the foregoing and applicable law, including, without limitation, United States federal securities laws and the regulations of the Federal Reserve Board, FleetBoston or its subsidiaries may at any time, and from time to time, purchase outstanding preferred securities by tender, in the open market or by private agreement.

DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES

     FleetBoston will have the right at any time to liquidate Fleet Capital and cause the junior subordinated debentures to be distributed to the holders of the trust securities. This may require the prior approval of the Federal Reserve Board if approval is then required under applicable law, rules, guidelines or policies. If the junior subordinated debentures are distributed to the holders of the preferred securities, FleetBoston will use its best efforts to cause the junior subordinated debentures to be listed on any exchange as the preferred securities are then listed.

     On the date for any distribution of junior subordinated debentures upon dissolution of Fleet Capital:

     (1) the trust securities will no longer be deemed to be outstanding;

     (2) The Depository Trust Company, or its nominee, as the record holder of the preferred securities, will receive a registered global certificate or certificates representing the junior subordinated debentures registered in its name; and

     (3) any certificates representing trust securities not held by the depositary or its nominee, until those certificates are presented to FleetBoston or its agent for transfer or reissuance, will be deemed to represent junior subordinated debentures having:

          - an aggregate principal amount equal to the aggregate stated liquidation amount of the trust securities;

          - an interest rate identical to the distribution rate of the trust securities; and

          - accrued and unpaid interest equal to accrued and unpaid distributions on the trust securities.

     FleetBoston and Fleet Capital cannot assure you as to the market prices for either the preferred securities or the junior subordinated debentures that may be distributed in exchange for the preferred securities if Fleet Capital were to dissolve and liquidate. Accordingly, the preferred securities or the junior subordinated debentures may trade at a discount to the price paid to purchase the preferred securities offered by this prospectus supplement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     If Fleet Capital liquidates, dissolves, winds-up or terminates for any of the reasons specified below other than clause (8), each a "LIQUIDATION," holders of the preferred securities will be entitled to receive out of the assets of Fleet Capital, after satisfaction of liabilities to creditors, distributions in an amount equal to the aggregate of the stated liquidation amount of $25 per preferred security, plus accumulated and unpaid distributions to the date of payment, the "LIQUIDATION DISTRIBUTION." These distributions will not be paid if, in connection with a liquidation, junior subordinated debentures with terms that match the preferred securities have been distributed on a pro rata basis to the holders of the preferred securities.

     If, upon any liquidation, the liquidation distribution can be paid only in part because Fleet Capital does not have sufficient assets to pay in full the entire liquidation distribution, then the amounts payable directly by Fleet Capital on the preferred securities will be paid on a pro rata basis.

     The holders of the common securities will be entitled to receive distributions upon any liquidation pro rata with the holders of the preferred securities. However, if a declaration event of default has occurred and is continuing, the preferred securities will have a preference over the common securities with regard to those distributions.

     Pursuant to the declaration, Fleet Capital will terminate:

     (1) on March 16, 2053, the expiration of the term of Fleet Capital;

     (2) upon the bankruptcy of FleetBoston or Fleet Capital;

     (3) upon the filing of a certificate of dissolution or its equivalent with respect to FleetBoston;

     (4) upon the filing of a certificate of cancellation for Fleet Capital after obtaining the consent of the holders of at least a majority in liquidation amount of the trust securities, voting together as a single class to file the certificate of cancellation;

     (5) upon the revocation of FleetBoston's charter and the expiration of 90 days after the date of revocation without the charter being reinstated;

     (6) upon the distribution of junior subordinated debentures to the holders of the trust securities;

     (7) upon the entry of a decree of a judicial dissolution of FleetBoston or Fleet Capital; or

     (8) upon the redemption of all the trust securities.

DECLARATION EVENTS OF DEFAULT

     An "INDENTURE EVENT OF DEFAULT" is an event of default under the indenture and also constitutes a "DECLARATION EVENT OF DEFAULT," which is an event of default under the declaration relating to the trust securities. See "Description of the Junior Subordinated Debentures -- Events of Default, Waiver and Notice" in the accompanying prospectus beginning on page 11 for a description of indenture events of default.

     Under the declaration, the holder of the common securities will be deemed to have waived any declaration event of default relating to the common securities until all declaration events of default relating to the preferred securities have been cured, waived or otherwise eliminated. Until all declaration events of default relating to the preferred securities have been cured, waived or otherwise eliminated, the institutional trustee will be acting solely on behalf of the holders of the preferred securities. Only the holders of the preferred securities will have the right to direct the institutional trustee with respect to certain matters under the declaration, and therefore the indenture. If a declaration event of default relating to the preferred securities is waived by the holders of the preferred securities, the holders of the common securities have agreed that the waiver also constitutes a waiver of the declaration event of default relating to the common securities for all purposes under the declaration without any further act, vote or consent of the holders of the common securities.

     If the institutional trustee fails to enforce its rights under the junior subordinated debentures after a holder of preferred securities has made a written request, the holder of preferred securities may directly institute a legal proceeding against FleetBoston to enforce these rights without first suing the institutional trustee or any other person or entity. If a declaration event of default has occurred and is continuing and the event is attributable to the failure of FleetBoston to pay interest or principal on the junior subordinated debentures on the date the interest or principal is otherwise payable, or in the case of redemption, the redemption date, then a holder of preferred securities may also bring a direct action. This means that a holder may directly sue FleetBoston to enforce payment of the principal or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities of the holder on or after the respective due date specified in the junior subordinated debentures. The holder need not first (1) direct the institutional trustee to enforce the terms of the junior subordinated debentures or (2) sue FleetBoston to enforce the institutional trustee's rights under the junior subordinated debentures.

     In connection with the direct action, FleetBoston will be subrogated to the rights of the holder of preferred securities under the declaration to the extent of any payment made by FleetBoston to that holder of preferred securities in the direct action. This means that FleetBoston will be entitled to payment of amounts that a holder of preferred securities receives in respect of an unpaid distribution that resulted in the bringing of a direct action to the extent that the holder receives or has already received full payment relating to the unpaid distribution from Fleet Capital. The holders of preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures.

     Upon the occurrence of an indenture event of default, the institutional trustee as the sole holder of the junior subordinated debentures will have the right under the indenture to declare the principal of and interest on the junior subordinated debentures to be immediately due and payable. FleetBoston and Fleet Capital are each required to file annually with the institutional trustee an officer's certificate as to its compliance with all conditions and covenants under the declaration.

VOTING RIGHTS

     Except as described in the accompanying prospectus under "Description of the Preferred Securities -- Voting Rights" beginning on page 14, under the Delaware Business Trust Act, under the Trust Indenture Act and under "Description of the Preferred Securities Guarantees -- Modification of the Preferred Securities Guarantees; Assignment" on page 18 in the accompanying prospectus, and as otherwise required by law and the declaration, the holders of the preferred securities will have no voting rights.

MODIFICATION OF THE DECLARATION

     The declaration may be modified and amended if approved by the regular trustees, and in certain circumstances, the institutional trustee and the Delaware Trustee. However, if any proposed amendment provides for, or the regular trustees otherwise propose to effect:

     (1) any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the declaration or otherwise; or

     (2) the dissolution, winding-up or termination of Fleet Capital other than pursuant to the terms of the declaration,

then the holders of the trust securities voting together as a single class will be entitled to vote on the amendment or proposal. That amendment or proposal will not be effective except with the approval of at least a majority in liquidation amount of the trust securities affected thereby. If, however, any amendment or proposal referred to in clause (1) above would adversely affect only the preferred securities or the common securities, then only holders of the affected class will be entitled to vote on the amendment or proposal. The amendment or proposal will not be effective except with the approval of a majority in liquidation amount of that class of trust securities.

     Despite the foregoing, no amendment or modification may be made to the declaration if the amendment or modification would:

     (1) cause Fleet Capital to be classified for United States federal income taxation purposes as other than a grantor trust;

     (2) reduce or otherwise adversely affect the powers of the institutional trustee; or

     (3) cause Fleet Capital to be deemed an "investment company" which is required to be registered under the Investment Company Act.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS

     Fleet Capital may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body, except as described below. Fleet Capital may, with the consent of the regular trustees and without the consent of the holders of the trust securities, the institutional trustee or the Delaware trustee, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State of the United States; provided, that:

     (1) if Fleet Capital is not the survivor, the successor entity either:

          (a) expressly assumes all of the obligations of Fleet Capital under the trust securities; or

          (b) substitutes for the trust securities other securities having substantially the same terms as the trust securities, so long as the successor securities rank the same as the trust securities rank regarding distributions and payments upon liquidation, redemption and otherwise;

     (2) FleetBoston expressly acknowledges a trustee of the successor entity possessing the same powers and duties as the institutional trustee, in its capacity as the holder of the junior subordinated debentures;

     (3) the preferred securities or any successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the preferred securities are then listed or quoted;

     (4) the merger, consolidation, amalgamation or replacement does not cause the preferred securities, including any successor securities, to be downgraded by any nationally recognized statistical rating organization;

     (5) the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect, other than with respect to any dilution of the holders' interest in the new entity;

     (6) the successor entity has a purpose identical to that of Fleet Capital;

     (7) prior to the merger, consolidation, amalgamation or replacement, Fleet Capital has received an opinion of a nationally recognized independent counsel to Fleet Capital experienced in those matters that:

          (a) the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect, other than with respect to any dilution of the holders' interest in the new entity;

          (b) following the merger, consolidation, amalgamation or replacement, neither Fleet Capital nor the successor entity will be required to register as an investment company under the Investment Company Act; and

          (c) following the merger, consolidation, amalgamation or replacement, Fleet Capital (or the successor entity) will be treated as a grantor trust for United States federal income tax purposes; and

     (8) FleetBoston guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

     Despite the foregoing, Fleet Capital will not, except with the consent of holders of 100% in liquidation amount of the trust securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if the consolidation, amalgamation, merger or replacement would cause Fleet Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The preferred securities will be book-entry securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global preferred securities, without distribution coupons. Each global preferred security will be deposited with, or on behalf of, The Depository Trust Company, "DTC," a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of the preferred securities and will be considered the sole owner of the preferred securities for purposes of the declaration.

     Purchasers of preferred securities may only hold interests in the global notes through DTC if they are a participant in the DTC system. Purchasers may also hold interests through a securities intermediary -- banks, brokerage houses and other institutions that maintain securities accounts for customers -- that has an account with DTC or its nominee. DTC will maintain accounts showing the preferred security holdings of its participants, and these participants will in turn maintain accounts showing the preferred security holdings of their customers. Some of these customers may themselves be securities intermediaries holding preferred securities for their customers. Thus, each beneficial owner of a book-entry preferred security will hold that preferred security indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom."

     The preferred securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the preferred securities will generally not be entitled to have the preferred securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of preferred securities. The book-entry system for holding preferred securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

     A beneficial owner of book-entry securities represented by a global preferred security may exchange the securities for definitive (paper) preferred securities only if:

     (1) DTC is unwilling or unable to continue as depositary for the global preferred security and FleetBoston is unable to find a qualified replacement for DTC within 90 days;

     (2) at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934; or

     (3) FleetBoston in its sole discretion decides to allow some or all book-entry securities to be exchangeable for definitive preferred securities in registered form.

     Any global preferred security that is exchangeable will be exchangeable in whole for definitive preferred securities in registered form, with the same terms and of an equal aggregate principal amount, in denominations of $25 and whole multiples of $25. Definitive preferred securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions it receives from its participants.

     In this prospectus supplement and accompanying prospectus, for book-entry preferred securities, references to actions taken by preferred security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to preferred security holders will mean payments and notices of redemption to DTC as the registered holder of the preferred securities for distribution to participants in accordance with DTC's procedures.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

     FleetBoston and the trustees will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     DTC may discontinue providing its services as securities depositary with respect to the preferred securities at any time by giving reasonable notice to Fleet Capital. Under those circumstances, if a successor securities depositary is not obtained, preferred securities certificates are required to be printed and delivered. Additionally, the regular trustees, with the consent of FleetBoston, may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary with respect to the preferred securities. In that event, certificates for the preferred securities will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that FleetBoston and Fleet Capital believe to be reliable, but neither FleetBoston nor Fleet Capital takes responsibility for the accuracy of that information.

PAYMENT

     Payments on the preferred securities represented by the global certificates will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates. In the case of certificated securities, payments will be made by check mailed to the address of the holder as that address appears on the records of FleetBoston's registrar and transfer agent.

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

     If the preferred securities do not remain in book-entry only form, the following provisions will apply:

     (1) the institutional trustee will act as paying agent and may designate an additional or substitute paying agent at any time;

     (2) registration of transfers of preferred securities will be effected without charge by or on behalf of Fleet Capital, but upon payment, with the giving of such indemnity as Fleet Capital or FleetBoston may require, in respect of any tax or other government charges that may be imposed in relation to it; and

     (3) Fleet Capital will not be required to register or cause to be registered the transfer of preferred securities after those preferred securities have been called for redemption.

INFORMATION CONCERNING THE INSTITUTIONAL TRUSTEE

     Prior to the occurrence of a default with respect to the trust securities and after the curing of any defaults that may have occurred, the institutional trustee undertakes to perform only such duties as are specifically set forth in the declaration. After such a default, the institutional trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The institutional trustee is under no obligation to exercise any of the powers vested in it by the declaration at the request of any holder of preferred securities, unless offered indemnity satisfactory to it by the holder against the costs, expenses and liabilities that the institutional trustee might incur by exercising those powers. The holders of preferred securities will not be required to offer that indemnity if the holders, by exercising their voting rights, direct the institutional trustee to take any action following a declaration event of default. The institutional trustee also serves as trustee under the guarantee and the indenture. FleetBoston and certain of its subsidiaries conduct certain banking transactions with the institutional trustee in the ordinary course of their business.

GOVERNING LAW

     The declaration and the preferred securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

MISCELLANEOUS

     The regular trustees are authorized and directed to operate Fleet Capital in such a way so that Fleet Capital will not be required to register as an "investment company" under the Investment Company Act or characterized as other than a grantor trust for United States federal income tax purposes. FleetBoston is authorized and directed to conduct its affairs so that the junior subordinated debentures will be treated as indebtedness of FleetBoston for United States federal income tax purposes. In this connection, FleetBoston and the regular trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of Fleet Capital or the Restated Articles of Incorporation of FleetBoston, that each of FleetBoston and the regular trustees determine in their discretion to be necessary or desirable to achieve that end, as long as that action does not adversely affect the interests of the holders of the preferred securities or vary the terms of the preferred securities.

     Holders of the preferred securities have no preemptive rights.

                          DESCRIPTION OF THE GUARANTEE

     FleetBoston will agree, to the extent set forth in the guarantee, to pay in full to the holders of the preferred securities the guarantee payments, as defined in the accompanying prospectus, except to the extent paid by Fleet Capital, as and when due, regardless of any defense, right of setoff or counterclaim which Fleet Capital may have or assert. FleetBoston's obligation to make a payment under the guarantee may be satisfied by direct payment of the required amounts by FleetBoston to the holders of preferred securities or by causing Fleet Capital to pay those amounts to those holders.

     The guarantee, when taken together with FleetBoston's obligations under the junior subordinated debentures and the indenture and its obligations under the declaration, including its obligations to pay costs, expenses, debts and liabilities of Fleet Capital, other than with respect to the trust securities, provides a full and unconditional guarantee on a subordinated basis by FleetBoston of payments due on the preferred securities.

     The guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as guarantee trustee. The terms of the guarantee will be those set forth in that guarantee and those made part of the guarantee by the Trust Indenture Act. The guarantee will be held by the guarantee trustee for the benefit of the holders of the preferred securities. A summary description of the guarantee appears beginning on page 16 in the accompanying prospectus under the caption "Description of the Preferred Securities Guarantees."

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Set forth below is a description of the specific terms of the junior subordinated debentures in which Fleet Capital will invest the proceeds from the issuance and sale of the trust securities. This description supplements the description of the general terms and provisions of the junior subordinated debentures set forth beginning on page 8 in the accompanying prospectus under the caption "Description of the Junior Subordinated Debentures." While the following description is not intended to be complete and is qualified by the indenture, dated as of June 30, 2000, between FleetBoston and The Bank of New York as trustee, the "DEBT TRUSTEE," as supplemented from time to time, as so supplemented, the "INDENTURE," all material terms of the junior subordinated debentures are set forth in this prospectus supplement and in the accompanying prospectus. The base indenture and the form of supplemental indenture are filed as exhibits to the registration statement which contains this prospectus supplement and the accompanying prospectus.

GENERAL

     The junior subordinated debentures will be issued as unsecured debt of FleetBoston under the indenture. The junior subordinated debentures will initially be limited in aggregate principal amount to approximately $515.5 million, or approximately $592.8 million if the underwriters' over-allotment option is exercised in full. This amount is the sum of the aggregate stated liquidation value of the trust securities.

     The junior subordinated debentures are not subject to any sinking fund provision. The entire principal amount of the junior subordinated debentures will mature and become due and payable, together with any accrued and unpaid interest on the junior subordinated debentures, including compound interest, as defined on page S-32 under "-- Option to Extend Interest Payment Period" and additional interest, as defined on page S-33 under "-- Additional Interest," if any, on March 15, 2032 or earlier, in the case of early redemption or an acceleration of the maturity date, or later, in the case of an extension of the maturity date, each as described below.

     If junior subordinated debentures are distributed to holders of preferred securities in liquidation of the holders' interests in Fleet Capital, those junior subordinated debentures will initially be issued as a global security. As described in this prospectus supplement, under limited circumstances junior subordinated debentures may be issued in certificated form in exchange for a global security. See "--Book-Entry and Settlement" on page S-35. If junior subordinated debentures are issued in certificated form, those junior subordinated debentures will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below. Payments on junior subordinated debentures issued as a global security will be made to DTC, to a successor depositary or, in the event that no depositary is used, to a paying agent for the junior subordinated debentures. In the event junior subordinated debentures are issued in certificated form, principal and interest will be payable, the transfer of the junior subordinated debentures will be registrable and junior subordinated debentures will be exchangeable for junior subordinated debentures of other denominations of a like aggregate principal amount, at the corporate trust office of the institutional trustee in New York, New York. At its option, FleetBoston may make payment of interest by check mailed to the address of the holder entitled to that payment or by wire transfer to an account appropriately designated by the holder entitled to that payment.

     FleetBoston does not intend to issue and sell the junior subordinated debt securities to any purchasers other than Fleet Capital.

     There are no covenants or provisions in the indenture that would afford the holders of the junior subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving FleetBoston that may adversely affect those holders.

SUBORDINATION

     To the extent described in the indenture, the junior subordinated debentures are subordinated and junior in right of payment to all present and future senior indebtedness and other financial obligations of FleetBoston (each as defined below) and rank equal with and are equivalent to creditor obligations of those holding general unsecured claims not entitled to statutory priority under the United States Bankruptcy Code or otherwise. No payment may be made of principal, including redemption payments, premium, if any, or interest on the junior subordinated debentures if:

     (1) there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any senior indebtedness, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

     (2) any event of default with respect to any senior indebtedness has occurred and is continuing, or would occur as a result of that payment on the junior subordinated debentures, if the event of default would permit the holders of that senior indebtedness, or a trustee on behalf of those holders, to accelerate the maturity of the senior indebtedness.

     Upon any distribution of assets of FleetBoston to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all of the principal of, and interest on, all senior indebtedness and other financial obligations of FleetBoston must be paid in full before the holders of the junior subordinated debentures are entitled to receive or retain any payment.

     The term "SENIOR INDEBTEDNESS" means, with respect to FleetBoston:

     (1) the principal, premium, if any, and interest in respect of:

          (a) indebtedness of FleetBoston for money borrowed; and

          (b) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by FleetBoston;

     (2) all capital lease obligations of FleetBoston;

     (3) all obligations of FleetBoston issued or assumed as the deferred purchased price of property, all conditional sale obligations of FleetBoston and all obligations of FleetBoston under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

     (4) all obligations of FleetBoston for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

     (5) all obligations of the type referred to in clauses (1) through (4) above of other persons for the payment of which FleetBoston is responsible or liable as obligor, guarantor or otherwise; and

     (6) all obligations of the type referred to in clauses (1) through (5) above of other persons secured by any lien on any property or asset of FleetBoston, whether or not the obligation is assumed by FleetBoston, except that senior indebtedness will not include:

          (a) any such indebtedness that is by its terms subordinated to or ranks equally with the junior subordinated debentures; and

          (b) any indebtedness between and among FleetBoston or its affiliates, including all other debt securities and guarantees in respect to those debt securities, issued to:

             - any other Fleet capital trust or a trustee of that Fleet capital trust; and

             - any other trust, or a trustee of that trust, partnership or other entity affiliated with FleetBoston that is a financing vehicle of FleetBoston in connection with the issuance by that financing vehicle of preferred securities or other securities that rank equal with, or junior to, the preferred securities.

     The term "OTHER FINANCIAL OBLIGATIONS" means all obligations of FleetBoston to make payment pursuant to the terms of financial instruments, such as:

     (1) securities contracts and foreign currency exchange contracts;

     (2) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts; and

     (3) in the case of both (1) and (2) above, similar financial instruments, other than:

          (a) obligations on account of senior indebtedness; and

          (b) obligations on account of indebtedness for money borrowed ranking equally with or subordinate to the junior subordinated debentures.

     Upon satisfaction of all claims of all senior indebtedness and other financial obligations, the rights of the holders of the junior subordinated debentures will be subrogated to the rights of the holders of senior indebtedness and other financial obligations of FleetBoston to receive payments or distributions applicable to senior indebtedness and other financial obligations until all amounts owing on the junior subordinated debentures are paid in full. That senior indebtedness and other financial obligations will continue to be senior indebtedness and other financial obligations and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of that senior indebtedness or other financial obligations.

     The indenture does not limit the aggregate amount of senior indebtedness or other financial obligations that may be issued or entered into by FleetBoston.

     As of December 31, 2001, senior indebtedness and other financial obligations of FleetBoston aggregated approximately $11.1 billion (holding company only). In addition, because FleetBoston is a holding company, the junior subordinated debentures are effectively subordinated to all existing and future liabilities of FleetBoston's subsidiaries, including depositors.

OPTIONAL REDEMPTION

     FleetBoston will have the right to redeem the junior subordinated debentures prior to their stated maturity:

     (1) in whole or in part, from time to time, on or after March 8, 2007; or

     (2) at any time prior to March 8, 2007, in whole but not in part, upon the occurrence and continuation of a special event, as defined below;

in either case, upon not less than 30 nor more than 60 days' notice. The redemption price will be equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption. The redemption may require prior approval of the Federal Reserve Board if approval is then required under applicable law, rules, guidelines or policies.

     A "SPECIAL EVENT" means a tax event or a regulatory capital event, each as defined below.

     A "TAX EVENT" means that the regular trustees will have received an opinion of nationally recognized independent tax counsel experienced in those matters that, as a result of:

     (1) any amendment to, or change, including any announced prospective change, in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority of or in the United States; or

     (2) any official administrative pronouncement or judicial decision interpreting or applying those laws or regulations, which amendment or change is effective or the pronouncement or decision is announced on or after the date of original issuance of the junior subordinated debentures, there is more than an insubstantial risk that:

     (1) Fleet Capital is, or will be within 90 days of the date of the opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

     (2) interest payable by FleetBoston on the junior subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by FleetBoston, in whole or in part, for United States federal income tax purposes; or

     (3) Fleet Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     A "REGULATORY CAPITAL EVENT" means that FleetBoston will have received an opinion of independent bank regulatory counsel experienced in those matters that, as a result of:

     (1) any amendment to or change, including any announced prospective change, in the laws or any regulations thereunder of the United States or any rules, guidelines or policies of the Federal Reserve Board; or

     (2) any official amendment or change is effective or that pronouncement or decision is announced on or after the date of original issuance of the preferred securities,

there is more than an insubstantial risk that the preferred securities will no longer constitute, or within 90 days of the date of either of those events, will not constitute, Tier 1 capital or its then equivalent for regulatory capital purposes; provided, however, that the distribution of the junior subordinated debentures in connection with the liquidation of Fleet Capital by FleetBoston and the treatment of the junior subordinated debentures as other than Tier 1 capital will not constitute a regulatory capital event unless the liquidation shall have occurred in connection with a tax event.

INTEREST

     The junior subordinated debentures will bear interest at an annual rate of 7.20% from the original date of issuance, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2002. Each date on which interest is payable is called an "INTEREST PAYMENT DATE."

     Interest will be paid to the person in whose name the junior subordinated debenture is registered on the relevant record date. If the junior subordinated debentures remain in book-entry form, the record dates for the junior subordinated debentures will be one business day prior to the relevant interest payment date. If the junior subordinated debentures are not in book-entry form, the record dates for the junior subordinated debentures will be the first day of the month in which the relevant interest payment date occurs.

     The period beginning on and including March 8, 2002 and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date is called an "INTEREST PERIOD."

     The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed per 30-day month. If any interest payment date is not a business day, then the interest payment will be made on the next succeeding day that is a business day and without any interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the preceding business day.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     FleetBoston can defer interest payments by extending the interest payment period for a period not exceeding 20 consecutive quarterly periods. However, no extension period may extend beyond the maturity of the junior subordinated debentures. At the end of that extension period, FleetBoston will pay all interest then accrued and unpaid, including any additional interest as described under "--Additional Interest" below, together with interest thereon compounded at the rate specified for the junior subordinated debentures to the extent permitted by applicable law, "COMPOUND INTEREST."

     During any such extension period:

     (1) FleetBoston will not declare or pay any dividend on, make any distribution relating to, or redeem, purchase, acquire or make a liquidation payment relating to any of its capital stock, other than:

          (a) repurchases, redemptions or other acquisitions of shares of FleetBoston capital stock in connection with any employee benefit plans or any other contractual obligation of FleetBoston, other than a contractual obligation ranking equally with or junior to the junior subordinated debentures;

          (b) as a result of the exchange or conversion of one class or series of FleetBoston's capital stock for another class or series of FleetBoston's capital stock; or

          (c) the purchase of fractional interests in shares of FleetBoston's capital stock pursuant to the conversion or exchange provisions of that FleetBoston capital stock or the security being converted or exchanged;

     (2) FleetBoston will not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by FleetBoston that rank equally with or junior to the junior subordinated debentures; and

     (3) FleetBoston will not make any guarantee payments with respect to the foregoing, other than pursuant to the guarantee.

     Prior to the termination of any such extension period, FleetBoston may further defer payments of interest by extending that extension period. However, the extension period, including all such previous and further extensions, may not exceed 20 consecutive quarters. No extension period, however, may extend beyond the stated maturity of the junior subordinated debentures. Upon the termination of any extension period and the payment of all amounts then due, FleetBoston may commence a new extension period, subject to the terms set forth in this section. No interest during an extension period, except at the end of that extension period, will be due and payable.

     FleetBoston has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the junior subordinated debentures. If the institutional trustee is the sole holder of the junior subordinated debentures, FleetBoston will give the regular trustees, the institutional trustee and the debt trustee notice of its selection of the extension period one business day prior to the earlier of:

     (1) the date distributions on the preferred securities are payable; or

     (2) the date the regular trustees are required to give notice to the NYSE or any other applicable self-regulatory organization or to holders of the preferred securities of the record date or the date the distribution is payable.

     The institutional trustee will give notice of FleetBoston's selection of the extension period to the holders of the preferred securities. If the institutional trustee is not the sole holder of the junior subordinated debentures, FleetBoston will give the holders of the junior subordinated debentures notice of its selection of the extension period at least ten business days prior to the earlier of:

     (1) the interest payment date; or

     (2) if the junior subordinated debentures are then listed, the date upon which FleetBoston is required to give notice to any applicable self-regulatory organization or to holders of the junior subordinated debentures of the record or payment date of the related interest payment.

ADDITIONAL INTEREST

     If, at any time Fleet Capital or the institutional trustee will be required to pay any taxes, duties, assessments or governmental charges of whatever nature, other than withholding taxes, imposed by the United States, or any other taxing authority, then FleetBoston will be required to pay additional interest on the junior subordinated debentures. "ADDITIONAL INTEREST" will be an amount sufficient so that the net amounts received and retained by Fleet Capital and by the institutional trustee after paying any such taxes, duties, assessments or other governmental charges will be equal to the amounts Fleet Capital and the institutional trustee would have received had no such taxes, duties, assessments or other governmental charges been imposed. This means that Fleet Capital will be in the same position it would have been if it did not have to pay such taxes, duties, assessments or other charges.

OPTION TO EXTEND MATURITY DATE

     FleetBoston can extend the maturity date of the junior subordinated debentures to a date no later than March 15, 2051, so long as at the time the election is made and at the time the extension commences:

     - No event of default under the junior subordinated debentures has occurred and is continuing;

     - Fleet Capital is not in arrears on payments of distributions on the preferred securities and no deferred distributions on the preferred securities are accumulated; and

     - the junior subordinated debentures are and after the extension will be rated at least BBB- by Standard & Poor's Ratings Services, at least Baa3 by Moody's Investors Service, Inc. or at least the equivalent by any other nationally recognized statistical rating organization.

     If FleetBoston elects to extend the maturity date of the junior subordinated debentures, it will give notice to the indenture trustee, and the indenture trustee will give notice of the extension to the holders of the junior subordinated debentures no more than 90 and no less than 30 days prior to the effectiveness of the extension.

OPTION TO ACCELERATE THE MATURITY DATE

     If a tax event occurs, FleetBoston will have the right, before a dissolution of Fleet Capital, to accelerate the maturity date of the junior subordinated debentures to the minimum extent required so that interest on the junior subordinated debentures will be tax deductible for FleetBoston for United States federal income tax purposes. In no event, however, may the resulting maturity of the junior subordinated debentures be less than 15 years from the date of the original issuance.

     FleetBoston may accelerate the maturity date only if it has received an opinion of counsel to FleetBoston experienced in such matters that:

     - after the acceleration, interest paid on the junior subordinated debentures will be deductible for United States federal income tax purposes;

     - the acceleration will not cause a taxable event to holders of the preferred securities; and

     - any required prior approval of the Federal Reserve Board to accelerate the maturity date of the junior subordinated debentures.

     If there is an acceleration, FleetBoston will give notice to the indenture trustee of the acceleration. The indenture trustee will then give notice of the acceleration to the holders of the junior subordinated debentures between 30 and 60 days before the effectiveness of the acceleration.

INDENTURE EVENTS OF DEFAULT

     The indenture events of default are described on page 11 of the accompanying prospectus under "Description of the Junior Subordinated Debentures -- Events of Default, Waiver and Notice."

     If any indenture event of default occurs and is continuing, the institutional trustee, as the holder of the junior subordinated debentures, will have the right to declare the principal of and the interest on the junior subordinated debentures, including any compound interest and additional interest, if any, and any other amounts payable under the indenture to be immediately due and payable. The institutional trustee may also enforce its other rights as a creditor relating to the junior subordinated debentures. An indenture event of default also constitutes a declaration event of default. The holders of preferred securities in certain circumstances have the right to direct the institutional trustee to exercise its rights as the holder of the junior subordinated debentures. See "Description of the Preferred
Securities -- Declaration Events of Default" on page S-23 and "-- Voting Rights" beginning on page 14 of the accompanying prospectus.

     If the institutional trustee fails to enforce its rights under the junior subordinated debentures after a holder of the preferred securities has made a written request, the holder of the preferred securities may institute a legal proceeding directly against FleetBoston to enforce the institutional trustee's rights under the junior subordinated debentures without first instituting any legal proceeding against the institutional trustee or any other person or entity.

     Despite the foregoing, if a declaration event of default has occurred and is continuing and that event is attributable to the failure of FleetBoston to pay interest or principal on the junior subordinated debentures when that interest or principal is otherwise payable, FleetBoston acknowledges that, in that event, a holder of preferred securities may sue for payment on or after the respective due date specified in the junior subordinated debentures. Despite any payments made to the holder of preferred securities by FleetBoston in connection with a direct action, FleetBoston will remain obligated to pay the principal of or interest on the junior subordinated debentures held by Fleet Capital or the institutional trustee. FleetBoston will be subrogated to the rights of the holder of those preferred securities relating to payments on the preferred securities to the extent of any payments made by FleetBoston to that holder in any direct action.

     Except as provided in the preceding paragraph and in the guarantee, the holders of preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures.

BOOK-ENTRY AND SETTLEMENT

     If distributed to holders of preferred securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of Fleet Capital, the junior subordinated debentures will be issued in the form of one or more global certificates, each a "GLOBAL SECURITY," registered in the name of the depositary. Except under the limited circumstances described below, junior subordinated debentures represented by the global security will not be exchangeable for, and will not otherwise be issuable as, junior subordinated debentures in definitive form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in such a global security.

     Except as provided below under "-- Discontinuance of the Depositary's Services," owners of beneficial interests in a global security will not be entitled to receive physical delivery of junior subordinated debentures in definitive form and will not be considered the holders, as defined in the indenture, of the global security for any purpose under the indenture. A global security representing junior subordinated debentures is only exchangeable for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or to a successor depositary or its nominee. This means that each beneficial owner must rely on the procedures of the depositary, or if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture.

THE DEPOSITARY

     If junior subordinated debentures are distributed to holders of preferred securities in liquidation of those holders' interests in Fleet Capital, DTC will act as the depositary for the junior subordinated debentures. As of the date of this prospectus supplement, the description in this prospectus supplement of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the preferred securities apply in all material respects to any debt obligations represented by one or more global securities held by DTC. FleetBoston may appoint a successor to DTC or any successor depositary if DTC or the successor depositary is unable or unwilling to continue as a depositary for the global securities. For a description of DTC and the specific terms of the depositary arrangements, see "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company" beginning on page S-25.

     None of FleetBoston, Fleet Capital, the institutional trustee, any paying agent and any other agent of FleetBoston, or the debt trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for those junior subordinated debentures or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

     A global security will be exchangeable for junior subordinated debentures registered in the names of persons other than the depositary or its nominee only if:

     (1) the depositary notifies FleetBoston that it is unwilling or unable to continue as a depositary for that global security and no successor depositary is appointed;

     (2) the depositary, at any time, ceases to be a clearing agency registered under the Securities Exchange Act of 1934 when the depositary is required to be so registered to act as depositary and no successor depositary is appointed;

     (3) FleetBoston, in its sole discretion, determines that the global security will be so exchangeable; or

     (4) an indenture event of default occurs with respect to those junior subordinated debentures.

     Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for junior subordinated debentures registered in such names as the depositary directs. It is expected that those instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security.

GOVERNING LAW

     The indenture and the junior subordinated debentures will be governed by, and construed in accordance with, the internal laws of the State of New York.

MISCELLANEOUS

     The indenture will provide that FleetBoston will pay all fees and expenses related to:

     (1) the offering of the trust securities and the junior subordinated debentures;

     (2) the organization, maintenance and dissolution of Fleet Capital;

     (3) the retention of the regular trustees; and

     (4) the enforcement by the institutional trustee of the rights of the holders of the preferred securities.

     FleetBoston will have the right at all times to assign any of its respective rights or obligations under the indenture to a direct or indirect wholly-owned subsidiary of FleetBoston. If that occurs, FleetBoston will remain liable for all of their respective obligations. Subject to the foregoing, the indenture will be binding upon and inure to the benefit of the parties to the indenture and their respective successors and assigns. The indenture provides that it may not otherwise be assigned by the parties to the indenture.

         EFFECT OF OBLIGATIONS UNDER THE JUNIOR SUBORDINATED DEBENTURES
                               AND THE GUARANTEE

     As set forth in the declaration, the sole purpose of Fleet Capital is to issue the trust securities and to invest the proceeds from the issuance and sale in the junior subordinated debentures.

     As long as FleetBoston makes payments of interest and other payments on the junior subordinated debentures when due, those payments will be sufficient to cover distributions and payments due on the trust securities. This is due to the following factors:

     (1) the aggregate principal amount of junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     (2) the interest rate and the interest and other payment dates on the junior subordinated debentures will match the distribution rate and distribution and other payment dates for the trust securities;

     (3) FleetBoston will pay, and Fleet Capital will not be obligated to pay, directly or indirectly, all costs, expenses, debt, and obligations of Fleet Capital, other than with respect to the trust securities; and

     (4) the declaration further provides that the regular trustees may not cause or permit Fleet Capital to engage in any activity that is not consistent with the purposes of Fleet Capital.

     Payments of distributions, to the extent there are available funds, and other payments due on the preferred securities, to the extent there are available funds, are guaranteed by FleetBoston to the extent described under "Description of the Preferred Securities Guarantees" beginning on page 16 in the accompanying prospectus. If FleetBoston does not make interest payments on the junior subordinated debentures, Fleet Capital will not have sufficient funds to pay distributions on the preferred securities. The guarantee does not apply to any payment of distributions unless and until Fleet Capital has sufficient funds for the payment of those distributions. See "Description of the Preferred Securities Guarantees" beginning on page 16 in the accompanying prospectus.

     The guarantee covers the payment of distributions and other payments on the preferred securities only if and to the extent that FleetBoston has made a payment of interest or principal on the junior subordinated debentures. The guarantee, when taken together with FleetBoston's obligations under the junior subordinated debentures and the indenture and its obligations under the declaration will provide a full and unconditional guarantee of amounts payable on the preferred securities.

     If FleetBoston fails to make interest or other payments on the junior subordinated debentures when due, taking account of any extension period, the declaration allows the holders of the preferred securities to direct the institutional trustee to enforce its rights under the junior subordinated debentures. If the institutional trustee fails to enforce these rights, any holder of preferred securities may directly sue FleetBoston to enforce the institutional trustee's rights without first suing the institutional trustee or any other person or entity. See "Description of the Preferred
Securities -- Book-Entry Only Issuance -- The Depository Trust Company" beginning on page S-25 and "Description of the Preferred Securities -- Voting Rights," beginning on page 14 of the accompanying prospectus. A holder of preferred securities may institute a direct action if a declaration event of default has occurred and is continuing and that event is attributable to the failure of FleetBoston to pay interest or principal on the junior subordinated debentures on the date the interest or principal is otherwise payable. A direct action may be brought without first (1) directing the institutional trustee to enforce the terms of the junior subordinated debentures or (2) suing FleetBoston to enforce the institutional trustee's rights under the junior subordinated debentures. In connection with the direct action, FleetBoston will be subrogated to the rights of the holder of preferred securities under the declaration to the extent of any payment made by FleetBoston to that holder of preferred securities in the direct action. Consequently, FleetBoston will be entitled to payment of amounts that a holder of preferred securities receives in respect of an unpaid distribution to the extent that the holder receives or has already received full payment relating to that unpaid distribution from Fleet Capital.

     FleetBoston acknowledges that the guarantee trustee will enforce the guarantee on behalf of the holders of the preferred securities. If FleetBoston fails to make payments under the guarantee, the guarantee allows the holders of preferred securities to direct the guarantee trustee to enforce its rights thereunder. If the guarantee trustee fails to enforce the guarantee, any holder of preferred securities may directly sue FleetBoston to enforce the guarantee trustee's rights under the guarantee. The holder need not first sue Fleet Capital, the guarantee trustee, or any other person or entity. A holder of preferred securities may also directly sue FleetBoston to enforce the holder's right to receive payment under the guarantee. The holder need not first (1) direct the guarantee trustees to enforce the terms of the guarantee or (2) sue Fleet Capital or any other person or entity.

     FleetBoston and Fleet Capital believe that the above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee by FleetBoston of payments due on the preferred securities. See "Description of the Preferred Securities Guarantees -- General" beginning on page 16 in the accompanying prospectus.

                     UNITED STATES FEDERAL INCOME TAXATION

GENERAL

     In the opinion of Edwards & Angell, LLP, counsel to FleetBoston and Fleet Capital ("TAX COUNSEL"), the following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and disposition of preferred securities held as capital assets by a holder who purchases those preferred securities upon initial issuance. It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, United States Alien Holders (as defined below) to the extent that the ownership of those preferred securities are held in connection with the conduct of a trade or business in the United States or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of preferred securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities. This summary is based on the Internal Revenue Code of 1986, as amended, the "CODE," Treasury regulations under the Code, the "REGULATIONS," and administrative and judicial interpretations of the Code and the regulations, as of the date of this prospectus supplement, all of which are subject to change, possibly on a retroactive basis.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     In connection with the issuance of the junior subordinated debentures, tax counsel will render its opinion that, under then current law and assuming full compliance with the terms of the indenture and certain other documents, and based on certain facts and assumptions contained in that opinion, the junior subordinated debentures will be classified for United States federal income tax purposes as indebtedness of FleetBoston.

CLASSIFICATION OF THE TRUST

     In connection with the issuance of the preferred securities, tax counsel will render its opinion that, under then current law and assuming full compliance with the terms of the declaration and the indenture and certain other documents, and based on certain facts and assumptions contained in that opinion, Fleet Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of preferred securities generally will be considered the owner of a pro rata undivided interest in the junior subordinated debentures, and each holder will be required to include in its gross income any interest, or original issue discount, "OID," paid or accrued with respect to its allocable share of those junior subordinated debentures.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under regulations promulgated under the OID provisions of the Code, a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. FleetBoston believes that the likelihood of its exercising its option to defer payments of interest on the junior subordinated debentures is "remote" since exercising that option would prevent FleetBoston from, among other things, declaring dividends on any class of its equity securities. Accordingly, FleetBoston intends to take the position, based on the advice of tax counsel, that the junior subordinated debentures will not be considered to be issued with OID and, accordingly, stated interest on the junior subordinated debentures generally will be taxable to a holder as ordinary income at the time it is paid or accrued in accordance with the holder's regular method of accounting for United States federal income tax purposes.

     Under the regulations, if FleetBoston were to exercise its option to defer payments of interest on the junior subordinated debentures, the junior subordinated debentures would at that time be treated as having been reissued with OID, and all stated interest on the junior subordinated debentures would thereafter be treated as OID as long as the junior subordinated debentures remain outstanding. In that event, all of a holder's taxable interest income with respect to the junior subordinated debentures would thereafter be accounted for on an economic accrual basis regardless of the holder's method of tax accounting, and actual cash distributions of stated interest would not be reported as taxable income. Consequently, a holder of preferred securities would be required to include in gross income OID even if FleetBoston does not make actual cash payments during an extension period.

     These regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service, and it is possible that the IRS could take a position contrary to tax counsel's interpretation.

     Because income on the preferred securities will constitute interest or OID, corporate holders of the preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF FLEET CAPITAL

     FleetBoston will have the right at any time to liquidate Fleet Capital and cause the junior subordinated debentures to be distributed to the holders of the trust securities. Under current law, such a distribution, for United States federal income tax purposes, would be treated as a nontaxable event to each holder, and each holder would receive an aggregate tax basis in the junior subordinated debentures received equal to the holder's aggregate tax basis in its preferred securities. A holder's holding period in the junior subordinated debentures so received in liquidation of Fleet Capital would include the period during which the preferred securities were held by the holder. If, however, Fleet Capital is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of its dissolution, the distribution of the junior subordinated debentures may constitute a taxable event to holders of preferred securities.

     Under certain circumstances described in this prospectus supplement under "Description of the Preferred Securities," the junior subordinated debentures may be redeemed for cash and the proceeds of that redemption distributed to holders in redemption of their preferred securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed preferred securities, and a holder could recognize gain or loss as if it sold those redeemed capital securities for cash. See "--Sales of Preferred Securities" below.

SALES OF PREFERRED SECURITIES

     A holder that sells preferred securities, including a redemption of the preferred securities by Fleet Capital, will recognize gain or loss equal to the difference between its adjusted tax basis in the preferred securities and the amount realized on the sale of those preferred securities (other than with respect to accrued and unpaid interest which has not yet been included in income, which will be treated as ordinary income). A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID (if any) previously includable in the holder's gross income to the date of disposition and decreased by payments received on the preferred securities in respect of OID (if any). The gain or loss generally will be a capital gain or loss and generally will be a long-term capital gain or loss if the preferred securities have been held by that holder for more than one year. Long-term capital gains of non-corporate holders are generally subject to reduced capital gain tax rates.

     The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying junior subordinated debentures. A holder who uses the accrual method of accounting for tax purposes, and a cash method holder, if the junior subordinated debentures are deemed to have been issued with OID, and who disposes of his or her preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the junior subordinated debentures through the date of disposition in income as ordinary income (i.e., interest or, possibly, OID), and to add that amount to his or her adjusted tax basis in his or her pro rata share of the underlying junior subordinated debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which will include all accrued but unpaid interest that has been included in income), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EXTENSION OR ACCELERATION OF THE MATURITY DATE

     If FleetBoston exercises its option to extend or accelerate the maturity date of the junior subordinated debentures, a holder should not be required to recognize taxable gain or loss as a result of such extension or acceleration.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "UNITED STATES ALIEN HOLDER" is any corporation, individual, partnership, estate or trust that is not a U.S. Holder for United States federal income tax purposes.

     A "U.S. HOLDER" is a beneficial owner of preferred securities who or which is:

     (1) a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes;

     (2) a corporation or partnership (or other entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia;

     (3) an estate the income of which is includable in its gross income for federal income tax purposes without regard to its source; or

     (4) a trust if, and only if, (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and is treated as a United States holder under applicable regulations.

     Under present United States federal income tax law:

     (1) payments by Fleet Capital or any of its paying agents to any holder of a preferred security who or which is a United States Alien Holder generally will not be subject to United States federal withholding tax, so long as

          (a) the beneficial owner of the preferred security does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of FleetBoston entitled to vote;

          (b) the beneficial owner of the preferred security is not a controlled foreign corporation that is related to FleetBoston through stock ownership;

          (c) the beneficial owner of the preferred security is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

          (d) either (A) the beneficial owner of the preferred security certifies on a Form W-8BEN to Fleet Capital or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address, (B) a qualified securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, a "FINANCIAL INSTITUTION," and holds the preferred security in that capacity, certifies to Fleet Capital or its agent, under penalties of perjury, that the statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes Fleet Capital or its agent with a copy of the statement or (C) if the beneficial owner is neither an individual nor a corporation for federal income tax purposes, certain other reporting requirements are satisfied; and

     (2) a United States Alien Holder of a preferred security generally will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition (including a redemption) of a preferred security.

PROPOSED LEGISLATION

     On January 24, 2002, Representative Charles B. Rangel introduced legislation in the U.S. House of Representatives which, if enacted in its current form, would in some cases disallow interest deductions for U.S. federal income tax purposes for interest paid on debentures with certain similarities to the junior subordinated debentures. This legislation is proposed to be effective for instruments issued on or after the date of enactment of such legislation. Consequently, as drafted, this legislation would not affect the preferred securities or the junior subordinated debentures or otherwise result in a tax event as described under "Description of the Junior Subordinated
Debentures -- Optional Redemption" on page S-31 of this prospectus supplement. However, there can be no assurance that the proposed legislation, final legislation or any other future legislative proposals will not adversely affect our ability to deduct interest on the junior subordinated debentures or otherwise affect the tax treatment of the transactions described in this prospectus supplement. Such change could, if applicable to the junior subordinated debentures or preferred securities, give rise to a tax event, which would permit us to cause a redemption of the preferred securities.

INFORMATION REPORTING TO HOLDERS

     Generally, income on the preferred securities will be reported to holders on Forms 1099, which forms should be mailed to holders of preferred securities by January 31 following each calendar year.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax unless the holder complies with certain identification requirements. Any withheld amounts will be allowed as a credit against the holder's United States federal income tax, provided the required information is provided to the IRS.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan, a "PLAN," subject to the Employee Retirement Income Security Act of 1974, as amended, "ERISA," should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the preferred securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code, also "PLANS," from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code, "PARTIES IN INTEREST," with respect to the plan or account. A violation of these "prohibited transaction" rules may result in civil penalty or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code. However, governmental plans may be subject to similar provisions under applicable state laws.

     Under a regulation, the "PLAN ASSETS REGULATION," issued by the U.S. Department of Labor, the assets of Fleet Capital would be deemed to be "plan assets" of a plan for purposes of ERISA and Section 4975 of the Code if a plan were to acquire an equity interest in Fleet Capital and no exception was applicable under the Plan Assets Regulation. An "EQUITY INTEREST" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

     Pursuant to the Plan Assets Regulation, the assets of Fleet Capital would not be deemed to be "plan assets" of investing plans if, among other exceptions, at all times, less than 25% of the value of each class of equity interests in Fleet Capital were held by plans, and entities holding assets deemed to be "plan assets" of any plan, collectively, "BENEFIT PLAN INVESTORS," or if the preferred securities were "publicly-offered securities" for purpose of the Plan Assets Regulation. No assurance can be given that the preferred securities held by benefit plan investors will be less than 25% of the total value of those preferred securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. For purposes of the Plan Assets Regulation, a "publicly-offered security" is a security that is (a) "freely transferable," (b) part of a class of securities that is "widely held," and (c)(i) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which such securities is a part is registered under Section 12 of the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred or (ii) is part of a class of securities that is registered under Section 12 of the Securities Exchange Act of 1934 (the "Registration Requirement"). It is anticipated that the preferred securities will be offered in a manner which satisfies the Registration Requirement. The Plan Assets Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. It is anticipated that the preferred securities will be "widely held" within the meaning of the Plan Assets Regulation, although no assurance can be given in this regard. The Plan Assets Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The Plan Assets Regulation further provides that when a security is part of an offering in which the minimum investment is US $10,000 or less, certain restrictions described in the Plan Assets Regulation ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." It is anticipated that the preferred securities will be "freely transferable" within the meaning of the Plan Assets Regulation, although no assurance can be given in this regard.

     FleetBoston, the obligor with respect to the junior subordinated debentures held by Fleet Capital, and its affiliates and the institutional trustee may be considered parties in interest with respect to many plans and, as a result of this transaction, may become parties in interest to plans that purchase the preferred securities. Accordingly, the purchase and/or holding of preferred securities by a plan with respect to which FleetBoston, the institutional trustee or any affiliate is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those preferred securities are acquired pursuant to and in accordance with an applicable exemption.

     The Department of Labor has issued five prohibited transaction class exemptions, "PTCES," that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the preferred securities. These exemptions are:

     (1) PTCE 84-14, an exemption for certain transactions determined by independent qualified professional asset managers;

     (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

     (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

     (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; or

     (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     The preferred securities may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity, a "PLAN ASSET ENTITY," or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the preferred securities or any interest in the preferred securities will be deemed to have represented by its purchase and holding of the preferred securities that it either,

     (1) is not a plan or a plan asset entity and is not purchasing those securities on behalf of or with "plan assets" of any plan; or

     (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption with respect to the purchase or holding.

     If a purchaser or holder of the preferred securities that is a plan or a plan asset entity elects to rely on an exemption other than one of the PTCEs listed above, FleetBoston and Fleet Capital may require a satisfactory opinion of counsel or other evidence with respect to the availability of that exemption for the purchase and holding.

     In addition, because the assets of Fleet Capital may be "plan assets" for ERISA purposes, the institutional trustee, as well as any other person exercising discretion with respect to the assets of Fleet Capital, may become a fiduciary, party in interest or disqualified person with respect to investing plans. To avoid certain prohibited transactions under ERISA and the Code that could result, each investing plan, by its purchase of preferred securities, will be deemed to have directed Fleet Capital to invest in the junior subordinated debentures, and to have consented to the appointment of the institutional trustee.

     A plan fiduciary should consider whether the purchase of preferred securities could result in a delegation of fiduciary authority to the institutional trustee, and if so, whether this delegation is permissible under the plan's governing documents.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt transactions, it is important that fiduciaries or other persons considering purchasing the preferred securities on behalf of or with "plan assets" of any plan consult with its ERISA counsel regarding the potential consequences if the assets of Fleet Capital were deemed to be "plan assets" and the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption.

     The sale of preferred securities to a plan is not a representation by Fleet Capital, FleetBoston, any trustee, the underwriters or any other person associated with the sale of the preferred securities that those securities meet relevant legal requirements with respect to investments by plans generally, or any particular plan.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement, Fleet Capital has agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Salomon Smith Barney Inc., Fleet Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated and UBS Warburg LLC are acting as representatives, has severally agreed to purchase, the number of preferred securities set forth opposite its name below. In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all the preferred securities offered hereby if any of the preferred securities are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

                                                              NUMBER OF
                                                              PREFERRED
                                                              SECURITIES
UNDERWRITER                                                   ----------
-----------
Salomon Smith Barney Inc....................................   2,585,000
Fleet Securities, Inc.......................................   2,555,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   2,555,000
Morgan Stanley & Co. Incorporated...........................   2,555,000
Prudential Securities Incorporated..........................   2,555,000
UBS Warburg LLC.............................................   2,555,000
A.G. Edwards & Sons, Inc....................................     300,000
Bear, Stearns & Co. Inc.....................................     300,000
U.S. Bancorp Piper Jaffray Inc..............................     300,000
Wachovia Securities, Inc....................................     300,000
Advest, Inc.................................................     150,000
CIBC World Markets Corp.....................................     150,000
RBC Dain Rauscher Inc.......................................     150,000
Deutsche Banc Alex. Brown Inc...............................     150,000
Fidelity Capital Markets, a division of National Financial
  Services LLC..............................................     150,000
H&R Block Financial Advisors, Inc...........................     150,000
HSBC Securities (USA) Inc...................................     150,000
Keefe, Bruyette & Woods, Inc................................     150,000
McDonald Investments Inc., a KeyCorp Company................     150,000
Raymond James & Associates, Inc.............................     150,000
Robertson Stephens, Inc.....................................     150,000
Sandler O'Neil & Partners, L.P..............................     150,000
Charles Schwab & Co., Inc...................................     150,000
SunTrust Capital Markets, Inc...............................     150,000
Tucker Anthony Incorporated.................................     150,000
Wells Fargo Securities, LLC.................................     150,000
ABN AMRO Incorporated.......................................      40,000
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc.......................................................      40,000
Blaylock & Partners, L.P....................................      40,000
Comerica Securities, Inc....................................      40,000
Credit Suisse First Boston Corporation......................      40,000
D.A. Davidson & Co..........................................      40,000

                                                              NUMBER OF
                                                              PREFERRED
                                                              SECURITIES
UNDERWRITER                                                   ----------
-----------
Fahnestock & Co. Inc........................................      40,000
Ferris, Baker Watts, Incorporated...........................      40,000
Fifth Third Securities, Inc.................................      40,000
Fox-Pitt, Kelton Inc........................................      40,000
Gibraltar Securities Co.....................................      40,000
Gruntal & Co., L.L.C. ......................................      40,000
Guzman & Company............................................      40,000
J.J.B. Hilliard, W.L. Lyons, Inc............................      40,000
Janney Montgomery Scott LLC.................................      40,000
Legg Mason Wood Walker, Incorporated........................      40,000
Mesirow Financial, Inc......................................      40,000
Morgan Keegan & Company, Inc................................      40,000
Muriel Siebert & Co., Inc...................................      40,000
NatCity Investments, Inc....................................      40,000
Robert W. Baird & Co. Incorporated..........................      40,000
Ryan, Beck & Co., LLC.......................................      40,000
SWS Securities, Inc.........................................      40,000
TD Waterhouse Investor Services, Inc........................      40,000
Utendahl Capital Partners, L.P..............................      40,000
The Williams Capital Group, L.P.............................      40,000
                                                              ----------
  Total.....................................................  20,000,000
                                                              ==========

     The underwriters propose to offer the preferred securities, in part, directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and, in part, to selected securities dealers at that price less a concession of $.50 per preferred security. The underwriters may allow, and those dealers may reallow, a concession not in excess of $.45 per preferred security to selected brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may be changed.

     Fleet Capital has granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase up to an aggregate of 3,000,000 additional preferred securities solely to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of preferred securities to be purchased by each of them, as shown in the table above, bears to the shares of preferred securities offered hereby.

     In view of the fact that the proceeds of the sale of the preferred securities will ultimately be used to purchase the junior subordinated debentures of FleetBoston, the underwriting agreement provides that FleetBoston will pay as compensation to the underwriters arranging the investment therein of those proceeds, an amount in immediately available funds of $.7875 per preferred security, or $15,750,000 in the aggregate ($18,112,500 in the aggregate, if the underwriters exercise in full their over-allotment option), for the accounts of the several underwriters.

     The following table shows the per preferred security and total public offering price, underwriting commission to be paid by FleetBoston and the proceeds to Fleet Capital. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                    PER PREFERRED      WITHOUT           WITH
                                                      SECURITY          OPTION          OPTION
                                                    -------------      -------          ------
Public offering price(1)..........................     $25.00        $500,000,000    $575,000,000
Underwriting commission to be paid by
  FleetBoston(2)..................................     $.7875        $ 15,750,000    $ 18,112,500
Proceeds to Fleet Capital Trust VIII..............     $25.00        $500,000,000    $575,000,000

-------------------------
 (1) Plus accumulated distributions from March 8, 2002, if settlement occurs after that date.

 (2) Because Fleet Capital Trust VIII will use all of the proceeds from the sale of the preferred securities and its common securities to purchase junior subordinated debentures of FleetBoston Financial Corporation, FleetBoston Financial Corporation will pay all underwriting discounts and commissions.

     During a period of 7 days from the date of the prospectus supplement, neither Fleet Capital nor FleetBoston will, without the prior written consent of the underwriters, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any preferred securities, any security convertible into or exchangeable into or exercisable for preferred securities or junior subordinated debentures or any debt securities substantially similar to the junior subordinated debentures or equity securities substantially similar to the preferred securities, except for the preferred securities offered in connection with this offering.

     Prior to this offering, there has been no public market for the preferred securities. The preferred securities have been approved for listing on the NYSE, subject to official notice of issuance. Trading of the preferred securities on the NYSE is expected to commence within a 30-day period after the initial delivery of the preferred securities. The representatives have advised FleetBoston and Fleet Capital that they intend to make a market in the preferred securities prior to commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the preferred securities.

     Fleet Capital and FleetBoston have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Until the distribution of the preferred securities is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and any selling group members to bid for and purchase the preferred securities. As an exception to these rules, the underwriters are permitted to engage in some transactions that stabilize the price of the preferred securities. Those transactions consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the preferred securities.

     If the underwriters create a short position in the preferred securities in connection with the offering, i.e., if they sell more preferred securities than are set forth on the cover page of this prospectus supplement, the underwriters may reduce the short position by purchasing preferred securities in the open market.

     The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase preferred securities in the open market to reduce the underwriters' short position or to stabilize the price of the preferred securities, they may reclaim the amount of the selling concession from the selling group members who sold those preferred securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     None of FleetBoston, Fleet Capital nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the preferred securities. In addition, none of FleetBoston, Fleet Capital nor any of the underwriters makes any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     It is expected that delivery of the preferred securities will be made against payment for them on or about March 8, 2002, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to in this prospectus supplement as "T+5"). The ability to settle secondary market trades of the preferred securities effected on the date of pricing and the succeeding business day may be affected by T+5 settlement.

     Fleet Securities, Inc. and Robertson Stephens, Inc. are wholly-owned subsidiaries of FleetBoston. The underwriting arrangements for this offering comply with Rules 2720 and 2810 of the Conduct Rules of the National Association of Securities Dealers, Inc., the "NASD." In accordance with those rules, no member of the NASD participating in the underwriting will be permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written approval of the customer.

     Certain of the underwriters may use this prospectus and the accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

     Some of the underwriters or their affiliates engage in transactions with, and, from time to time, have performed services for, FleetBoston and its subsidiaries in the ordinary course of business.

PROSPECTUS

                          [FLEETBOSTON FINANCIAL LOGO]

                      FLEET CAPITAL TRUST VIII
                      FLEET CAPITAL TRUST IX
                      FLEET CAPITAL TRUST X
                      FLEET CAPITAL TRUST XI
                      FLEET CAPITAL TRUST XII

                      PREFERRED SECURITIES

 FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED IN THIS PROSPECTUS AND THE
                     ACCOMPANYING PROSPECTUS SUPPLEMENT, BY

                       FLEETBOSTON FINANCIAL CORPORATION

                                  THE TRUSTS:

The trusts are Delaware business trusts. Each trust may from time to time:

 -- sell preferred securities representing undivided beneficial interests in the trust to the public;

 -- sell common securities representing undivided beneficial interests in the trust to FleetBoston Financial Corporation;

 -- use the proceeds from these sales to buy an equal principal amount of junior subordinated debentures of FleetBoston Financial Corporation;

 -- distribute the cash payments it receives on the junior subordinated debentures it owns to the holders of the preferred and common securities; and

 -- engage in other activities necessary or incidental to the previously described activities.

                                 DISTRIBUTIONS:

 -- For each preferred security that you own, you will receive cumulative cash distributions at a rate set forth in the accompanying prospectus supplement on the liquidation amount of the preferred security. The liquidation amount per preferred security will be set forth in the accompanying prospectus supplement.

                       FLEETBOSTON FINANCIAL CORPORATION:

 -- FleetBoston Financial Corporation will fully and unconditionally guarantee the payment by the trust of the preferred securities based on obligations discussed in this prospectus. This is called the preferred securities guarantee.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

A security is not a deposit and the securities are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is November 21, 2001.

              IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
             PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

     We provide information to you about the securities we are offering in two separate documents that progressively provide more detail:

     - this prospectus, which provides general information, some of which may not apply to your securities; and

     - the accompanying prospectus supplement, which describes the specific and final terms of your securities.

     IF THE TERMS OF YOUR SECURITIES VARY BETWEEN THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE FOLLOWING ORDER OF PRIORITY:

     - THE PROSPECTUS SUPPLEMENT; AND

     - THE PROSPECTUS.

     We include cross-references in this prospectus and the accompanying prospectus supplement to captions in these materials where you can find further related discussions. The Table of Contents included in the accompanying prospectus supplement provide the pages on which these captions are located.

                            ------------------------

     Unless indicated in the applicable prospectus supplement, neither we nor the underwriters have taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the "SEC," utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $4,131,868,750. We may also sell other securities under the registration statement that will reduce the total dollar amount of securities that we may sell under this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "FLEETBOSTON," "WE," "US," "OUR" or similar references mean FleetBoston Financial Corporation.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933 that registers, among other securities, the offer and sale of the securities offered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

     In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549

                           Northeast Regional Office
                                  233 Broadway
                            New York, New York 10007

                            Midwest Regional Office
                            500 West Madison Street
                                   Suite 1400
                          Chicago, Illinois 60661-2511

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is:

                                 http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Boston Stock Exchange, 100 Franklin Street, Boston, Massachusetts 02110.

     The SEC allows us to "INCORPORATE BY REFERENCE" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

     This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

SEC FILINGS                                                              PERIOD
-----------                                                              ------
Annual Report on Form 10-K..............................  Year ended December 31, 2000, as filed on February 28, 2001
Quarterly Reports on Form 10-Q..........................  Quarter ended March 31, 2001, as filed on May 15, 2001
                                                          Quarter ended June 30, 2001, as
                                                          filed on August 14, 2001
                                                          Quarter ended September 30, 2001 as
                                                          filed on November 14, 2001
The description of FleetBoston common stock set forth in
  the FleetBoston registration statement filed by
  Industrial National Corporation (predecessor to
  FleetBoston) on Form 8-B dated May 29, 1970, and any
  amendment or report filed for the purpose of updating
  that description; and
Current Reports on Form 8-K.............................  Filed:
                                                          -January 17, 2001
                                                          -March 1, 2001
                                                          -March 14, 2001
                                                          -April 17, 2001
                                                          -May 4, 2001
                                                          -July 18, 2001
                                                          -September 17, 2001
                                                          -September 26, 2001
                                                          -October 17, 2001
                                                          -October 19, 2001, as amended by a
                                                           Form 8-K/A filed October 23, 2001
                                                          -November 19, 2001

     We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date we sell all of the securities. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC's Internet world wide web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                         Investor Relations Department
                       FleetBoston Financial Corporation
                          P.O. Box 2016, MA DE 10034F
                        Boston, Massachusetts 02106-2106
                                 (617) 434-7858

     We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

     We have not included separate financial statements of the trusts in this prospectus. FleetBoston does not believe that holders of the preferred securities would find these financial statements helpful because:

     - all of the voting securities of each of the trusts will be owned, directly or indi-rectly, by FleetBoston, a reporting company under the Securities Exchange Act of 1934;

     - each of the trusts has no independent assets, operations, revenues or cash flows and exists for the sole purpose of issuing the preferred securities and the common securities, investing the proceeds in junior subordinated debentures issued by FleetBoston, distributing the cash payments received on the junior subordinated debentures to the holders of the preferred and common securities, and engaging in other activities necessary or incidental to these activities; and

     - FleetBoston's obligations described in this prospectus and in any accompanying prospectus supplement constitute a full and unconditional guarantee of payments due on the preferred securities.

     The trusts do not file reports with the SEC.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including information included or incorporated by reference, contains certain forward-looking statements with respect to FleetBoston's financial condition, results of operations, plans, objectives, future performance and business, including, without limitation statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions.

     These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to many factors, including:

     - general political and economic conditions, either domestically or internationally or in the states in which we are doing business, may be less favorable than expected;

     - the adverse economic effects of the recent terrorist attacks against the United States and the response of the United States to those attacks may be greater than expected;

     - Latin American economies, particularly the economy of Argentina, may continue to exhibit weakness and may also adversely impact the economies of other countries;

     - credit quality may continue to deteriorate, resulting in an increase in the level of FleetBoston's nonperforming assets and chargeoffs;

     - interest rate and currency fluctuations, equity and bond market fluctuations and perceptions, and inflation may be greater than expected;

     - global capital markets in general, and the technology and telecommunication industries in particular, may continue to exhibit weakness, adversely affecting FleetBoston's principal investing and other capital markets businesses;

     - competitive product and pricing pressures among financial institutions within FleetBoston's markets may increase significantly;

     - legislative or regulatory developments, including regulations adopted under the Gramm-Leach-Bliley Act and other changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry, may adversely affect our business;

     - technological changes, including the impact of the Internet on our business, may be more difficult or expensive than anticipated;

     - expected cost savings from mergers, acquisitions and integrations of acquired businesses and cost saving initiatives may not be fully realized or may not be realized within the expected time frames; and

     - the level of costs or difficulties related to the integration of acquired businesses may be greater than expected.

                       FLEETBOSTON FINANCIAL CORPORATION

     We are a diversified financial services company offering a comprehensive array of financial solutions to approximately 20 million customers in more than 20 countries. Among our key lines of business are:

     - Consumer and Investment Services -- includes domestic retail banking to consumer and small business customers, community banking, student loan processing, credit card services, and investment management and retail brokerage services, including mutual funds and investments, retirement planning, large institutional asset management and not-for-profit investment services;

     - Wholesale and Global Banking -- includes commercial finance, including asset-based lending and leasing; international banking in key Latin American markets; corporate banking, including specialized industry and institutional lending; and middle market lending, including commercial lending, government banking services, trade services and cash management;

     - Capital Markets -- includes investment banking services, brokerage market-making and principal investing.

     On March 1, 2001, we completed our acquisition of Summit Bancorp, which was accounted for as a pooling of interests. All financial information set forth or incorporated by reference in this prospectus and the accompanying prospectus supplement has been restated for all periods to give effect to the Summit acquisition.

     At September 30, 2001, our total assets on a consolidated basis were $201.9 billion, our consolidated total deposits were $126.4 billion and our consolidated total stockholders' equity was $19.8 billion. Based on total assets, we are the seventh largest financial holding company in the United States.

     Our principal office is located at 100 Federal Street, Boston, Massachusetts 02110, telephone number (617) 434-2200.

                                   THE TRUSTS

     Each of the trusts is a statutory business trust formed under Delaware law pursuant to a declaration of trust, each a "DECLARATION," executed by FleetBoston, as sponsor for the trust and the Fleet Capital trustees, as defined below, for the trust and the filing of a certificate of trust with the Delaware Secretary of State.

     Each trust exists for the exclusive purposes of:

     - issuing the preferred securities and common securities representing undivided beneficial interests in the assets of the trust;

     - investing the gross proceeds of the preferred securities and the common securities, together the "TRUST SECURITIES," in junior subordinated debentures; and

     - engaging in only those other activities necessary or incidental to the activities described in the previous two bullets.

     All of the common securities will be directly or indirectly owned by FleetBoston. The common securities of each trust will rank equally, and payments will be made pro rata with the preferred securities of that trust, except that upon an event of default under the declaration, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. FleetBoston will, directly or indirectly, acquire common securities of each trust in an aggregate liquidation amount equal to at least three percent of the total capital of each trust.

     Each trust's business and affairs will be conducted by the trustees, the "FLEET CAPITAL TRUSTEES," appointed by FleetBoston, as the direct or indirect holder of all the common securities. The holder of the common securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Fleet Capital trustees of a trust. The duties and obligations of the Fleet Capital trustees will be governed by the declaration of that Fleet Capital trust. One or more of the Fleet Capital trustees for each trust will be persons who are employees or officers of or affiliated with FleetBoston, the "REGULAR TRUSTEES." One Fleet Capital trustee of each trust will be a financial institution which will be unaffiliated with FleetBoston and which will act as institutional trustee under the declaration and as indenture trustee for purposes of the Trust Indenture Act of 1939, as amended, the "TRUST INDENTURE ACT," pursuant to the terms set forth in a prospectus supplement. In addition, unless the institutional trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one Fleet Capital trustee of each trust will have its principal place of business or reside in the State of Delaware.

     Each Fleet Capital trust has a term of approximately 55 years, but may terminate earlier as provided in the applicable declaration.

     FleetBoston will pay all fees and expenses related to the Fleet Capital trusts and the offering of trust securities.

     The office of the Delaware trustee for each trust in the State of Delaware, and its principal place of business is, The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of each trust will be c/o FleetBoston Financial Corporation, 100 Federal Street, Boston, Massachusetts 02110, telephone number (617) 434-2200.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     FleetBoston's consolidated ratios of earnings to fixed charges were as follows for the five most recent fiscal years and the nine months ended September 30, 2001:

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                     -----------------   ------------------------------------
                                           2001          2000    1999    1998    1997    1996
                                     -----------------   ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges:
  Excluding Interest on Deposits...        2.00x         2.58x   2.23x   2.65x   3.01x   2.81x
  Including Interest on Deposits...        1.45          1.75    1.54    1.63    1.70    1.59

-------------------------

     For the purpose of computing the ratio of earnings to fixed charges, "EARNINGS" consist of income before income taxes plus fixed charges, excluding capitalized interest. "FIXED CHARGES" consist of interest on short-term debt and long-term debt, including interest related to capitalized leases and capitalized interest, and one-third of rent expense, which approximates the interest component of that expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

     Each trust will use the proceeds of the sale of the trust securities to acquire junior subordinated debentures from FleetBoston. FleetBoston intends to use the net proceeds from the sale of the junior subordinated debentures for general corporate purposes unless otherwise indicated in the prospectus supplement. FleetBoston's general corporate purposes may include extending credit to, or funding investments in, its subsidiaries. The precise amounts and the timing of FleetBoston's use of the net proceeds will depend upon its subsidiaries' funding requirements and the availability of other funds. Until FleetBoston uses the net proceeds for general corporate purposes, it will use the net proceeds to reduce its short-term indebtedness or for temporary investments. FleetBoston expects that it will, on a recurrent basis, engage in additional financings as the need arises to finance its growth, through acquisitions or otherwise, or to fund its subsidiaries.

                           REGULATION AND SUPERVISION

     As a financial holding company, FleetBoston is subject to inspection, examination and supervision by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act (the "GLB Act"), which is discussed below under "-- The GLB Act." FleetBoston's banking subsidiaries are subject to extensive supervision, examination and regulation by various bank regulatory authorities and other governmental agencies in the states and countries where FleetBoston and its subsidiaries operate. Because FleetBoston is a holding company, its rights and the rights of its creditors, including Fleet Capital, as the holder of the junior subordinated debentures, as well as any other holders of the securities FleetBoston is offering under this prospectus, to participate in the assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors except to the extent that FleetBoston may itself be a creditor with recognized claims against the subsidiary. In addition, dividends, loans and advances from certain of FleetBoston's banking subsidiaries to FleetBoston and its non-banking subsidiaries are restricted by federal and state statutes and regulations. In addition, there are various statutory and regulatory limitations on the extent to which FleetBoston's banking subsidiaries can finance or otherwise transfer funds to FleetBoston or to its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Those transfers by any subsidiary bank to FleetBoston or a nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to FleetBoston and all such nonbanking subsidiaries, to an aggregate of 20% of each such bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

     In addition, there are regulatory limitations on the payment of dividends directly or indirectly to FleetBoston from its banking subsidiaries. Under applicable banking statutes, at September 30, 2001, FleetBoston's banking subsidiaries could have declared additional dividends of approximately $786 million without prior regulatory approval. Federal and state regulatory agencies also have the authority to limit further FleetBoston's banking subsidiaries' payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

     Under the policy of the Federal Reserve Board, FleetBoston is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances where it might not do so absent such policy. In addition, any subordinated loans by FleetBoston to any of its subsidiary banks would also be subordinate in right of payment to depositors and obligations to other creditors of such subsidiary bank. Further, the Crime Control Act of 1990 amended the federal bankruptcy laws to provide that, in the event of FleetBoston's bankruptcy, any commitment by it to its regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries, and specific information relevant to FleetBoston, refer to FleetBoston's Annual Report on Form 10-K for the year ended December 31, 2000 and any other subsequent reports filed by FleetBoston with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds that insure deposits of banks, rather than for the protection of security holders. A change in the statutes, regulations or regulatory policies applicable to FleetBoston or its subsidiaries may have a material effect on its business.

THE GLB ACT

     The GLB Act, enacted in 1999, eliminates many of the restrictions placed on the activities of certain qualified bank holding companies. A bank holding company that qualifies as a "financial holding company" can expand into a wide variety of financial services, including securities activities, insurance, and merchant banking without the prior approval of the Federal Reserve Board. FleetBoston's election to become a "financial holding company," which was filed with the Federal Reserve Board, became effective on March 13, 2000.

     Banks are also authorized by the GLB Act to engage, through "financial subsidiaries," in certain activities that are permissible for a financial holding company and other activities that its applicable regulators deem to be financial in nature or incidental to any such financial activity. The authority of a bank to invest in a financial subsidiary is subject to a number of conditions.

     The GLB Act also contains a number of other provisions that will affect FleetBoston's operations and the operations of all financial institutions. At this time, FleetBoston does not believe that the GLB Act will have a material adverse impact upon it or its subsidiaries' financial condition or results of operations.

FUTURE LEGISLATION

     Changes to the laws and regulations in the states and countries where FleetBoston and its subsidiaries do business can affect the operating environment of financial holding companies and their subsidiaries in substantial and unpredictable ways. FleetBoston cannot accurately predict whether those changes in laws and regulations will occur and, if those changes occur, the ultimate effect that they would have upon it or its subsidiaries' financial condition or results of operations.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     FleetBoston may issue junior subordinated debentures from time to time in one or more series under a base indenture, between FleetBoston and The Bank of New York, as trustee, the "DEBT TRUSTEE," as supplemented by a supplemental indenture or a resolution of FleetBoston's board of directors or a special committee appointed by the board of directors. The base indenture, as supplemented by the supplemental indenture is called the "INDENTURE." The terms of the junior subordinated debentures will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

     Set forth below is a description of the general terms of the junior subordinated debentures in which the trusts will invest the proceeds from the issuance and sale of the trust securities. The particular terms of the junior subordinated debentures will be described in the prospectus supplement relating to the particular preferred securities being offered. The following description is not intended to be complete and is qualified by the indenture, the form of which is filed as an exhibit to the registration statement which contains this prospectus, and by the Trust Indenture Act.

GENERAL

     The junior subordinated debentures will be issued as unsecured debt of FleetBoston. The junior subordinated debentures will be fully subordinated as described in the accompanying prospectus supplement under "Subordination." The indenture does not limit the aggregate principal amount of junior subordinated debentures which may be issued and provides that the junior subordinated debentures may be issued from time to time in one or more series.

     The prospectus supplement relating to the particular junior subordinated debentures being offered will describe the terms of those securities, which may include:

     - the designation of the junior subordinated debentures;

     - the aggregate principal amount of the junior subordinated debentures;

     - the percentage of their principal amount at which the junior subordinated debentures will be issued;

     - the date or dates on which the junior subordinated debentures will mature and the right, if any, to shorten or extend the maturity date or dates;

     - the rate or rates, if any, per annum, at which the junior subordinated debentures will bear interest, or the method of determination of the interest rate or rates;

     - the date or dates from which interest will accrue and the interest payment and record dates;

     - the right, if any, to extend the interest payment periods and the duration of that extension;

     - provisions, if any, for a sinking purchase or other analogous fund;

     - any provisions for redemption; and

     - any other specific terms of the junior subordinated debentures.

     If a prospectus supplement specifies that the junior subordinated debentures will be denominated in a currency or currency unit other than United States dollars, the prospectus supplement will also specify the denomination in which the junior subordinated debentures will be issued and the coin or currency in which the principal, premium, if any, and interest, if any, on the junior subordinated debentures will be payable, which may be United States dollars based upon the exchange rate for that other currency or currency unit existing on or about the time a payment is due.

ADDITIONAL INTEREST

     If, at any time a trust is required to pay any taxes, duties, assessments or governmental charges of whatever nature, other than withholding taxes, imposed by the United States, or any other taxing authority, then FleetBoston will be required to pay additional interest on the junior subordinated debentures. The amount of any additional interest will be an amount sufficient so that the net amounts received and retained by the trust after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts that the trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. This means that the trust will be in the same position it would have been in if it did not have to pay those taxes, duties, assessments or other charges.

FORM, EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable prospectus supplement, FleetBoston will issue the junior subordinated debentures in registered form only, without coupons and in denominations of $1,000 and multiples of $1,000. No service charge will be made for any transfer or exchange of the junior subordinated debentures. However, FleetBoston or the debt trustee may require a holder to pay an amount sufficient to cover any tax or other govern-mental charge payable in connection with a transfer or exchange.

     FleetBoston will pay or deliver principal and any premium and interest in the manner, at the places and subject to the restrictions set forth in the indenture and the prospectus supplement. However, at FleetBoston's option, it may pay any interest by check mailed to the holders of registered junior subordinated debentures at their registered addresses.

GLOBAL JUNIOR SUBORDINATED DEBENTURES

     The indenture provides that FleetBoston may issue junior subordinated debentures in global form. If any series of junior subordinated debentures is issued in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in any of those global junior subordinated debentures may exchange their interest for junior subordinated debentures of that series and of like tenor and principal amount in any authorized form and denomination.

SUBORDINATION

     The junior subordinated debentures will be subordinated and junior in right of payment to certain other indebtedness of FleetBoston to the extent set forth in the applicable prospectus supplement.

CERTAIN COVENANTS OF FLEETBOSTON

     If junior subordinated debentures are issued to a trust or a trustee of a trust in connection with the issuance of trust securities by a trust and:

     - an event of default has occurred and is continuing;

     - FleetBoston is in default relating to its payment of any obligations under the guarantee; or

     - FleetBoston has given notice of its election to defer payments of interest on the junior subordinated debentures by extending the interest payment period and that period, or any extension of that period, is continuing;

then

     - FleetBoston will not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of its capital stock or make any guarantee payment with respect to it other than:

          (1) repurchases, redemptions or other acquisitions of shares of capital stock of FleetBoston in connection with any employee benefit plans or any other contractual obligation of FleetBoston, other than a contractual obligation ranking equally with or junior to the junior subordinated debentures;

          (2) as a result of an exchange or conversion of any class or series of FleetBoston's capital stock for any other class or series of FleetBoston's capital stock; or

          (3) the purchase of fractional interests in shares of FleetBoston's capital stock pursuant to the conversion or exchange provisions of that FleetBoston capital stock or the security being converted or exchanged; and

     - FleetBoston will not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by FleetBoston which rank equally with or junior to the junior subordinated debentures.

So long as the junior subordinated debentures remain outstanding, FleetBoston will covenant to:

     - directly or indirectly maintain 100 percent ownership of the common securities of the trust, unless a permitted successor of FleetBoston succeeds to its ownership of the common securities;

     - use its reasonable efforts to cause the trust to

          (1) remain a statutory business trust, except in connection with the distribution of junior subordinated debentures to the holders of trust securities in liquidation of the trust, the redemption of all of the trust securities of the trust, or mergers, consolidations or amalgamations, each as permitted by the declaration which established the trust; and

          (2) otherwise continue to be classified as a grantor trust for United States federal income tax purposes; and

     - use its reasonable efforts to cause each holder of trust securities to be treated as owning an undivided beneficial interest in the junior subordinated debentures.

LIMITATION ON MERGERS AND SALES OF ASSETS

     The indenture provides that FleetBoston may not consolidate with, or merge into, any other corporation or convey or transfer its properties and assets substantially as an entirety unless:

     - the successor entity is a corporation organized in the United States and expressly assumes the obligations of FleetBoston under the indenture; and

     - after giving effect to the transaction, no event of default and no event which, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing under the indenture.

     The covenants contained in the indenture would not necessarily afford protection to holders of the junior subordinated debentures in the event of a decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     The indenture provides that the following are events of default relating to the junior subordinated debentures:

     - default in the payment of the principal of, or premium, if any, on, any junior subordinated debenture at its maturity;

     - default for 30 days in the payment of any installment of interest on any junior subordinated debenture;

     - default for 90 days after written notice in the performance of any other covenant in respect of the junior subordinated debenture;

     - specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of FleetBoston or, with certain exceptions, the trust; and

     - any other event of default provided in the applicable resolution of the board of directors or supplemental indenture under which the junior subordinated debentures are issued.

     If an indenture event of default occurs and is continuing, either the debt trustee or the holders of not less than 25 percent in aggregate principal amount of the junior subordinated debentures of that series then outstanding may declare the principal of all junior subordinated debentures of that series to be due and payable immediately.

     The holders of a majority in aggregate outstanding principal amount of that series of junior subordinated debentures may annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due other than by acceleration has been deposited with the debt trustee. The majority holders may not waive a payment default on the junior subordinated debentures which has become due solely by acceleration.

     The holders of a majority in principal amount of the junior subordinated debentures of any series affected will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee under the indenture, so long as the holders of the junior subordinated debentures have offered to the debt trustee indemnity satisfactory to it against expenses and liabilities.

     The indenture requires the annual filing by FleetBoston with the debt trustee of a certificate as to the absence of certain defaults under the indenture.

     The debt trustee may withhold notice of any event of default from the holders of the junior subordinated debentures, except in the payment of principal, interest or premium, if the trustee considers it in the interest of those holders to do so.

DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Under circumstances discussed more fully in the prospectus supplement involving the dissolution of a trust, provided that any required regulatory approval is obtained, junior subordinated debentures will be distributed to the holders of the trust securities in liquidation of that trust. See "Description of the Preferred Securities -- Distribution of the Junior Subordinated Debentures" in the accompanying prospectus supplement.

     If the junior subordinated debentures are distributed to the holders of the preferred securities, FleetBoston will use its best efforts to have the junior subordinated debentures listed on the NYSE or on such other national securities exchange or similar organization on which the preferred securities are then listed or quoted.

MODIFICATION OF THE INDENTURE

     Modifications and amendments to the indenture may be made by FleetBoston and the debt trustee with the consent of the holders of a majority in principal amount of the junior subordinated debentures at the time outstanding. However, no such modification or amendment may, without the consent of the holder of each junior subordinated debenture affected:

     - modify the payment terms of the junior subordinated debentures;

     - reduce the percentage of holders of junior subordinated debentures necessary to modify or amend the indenture or waive compliance by FleetBoston with any covenant or past default; or

     - otherwise materially adversely affect the interests of the holders of any series of junior subordinated debentures.

     If the junior subordinated debentures are held by a trust or a trustee of a trust, the supplemental indenture will not be effective until the holders of a majority in liquidation preference of trust securities of that trust have consented to the supplemental indenture.

     If the consent of the holder of each outstanding junior subordinated debenture is required, the supplemental indenture will not be effective until each holder of the trust securities of that trust has consented to the supplemental indenture.

DEFEASANCE AND DISCHARGE

     The indenture provides that FleetBoston, at its option:

     (a) will be discharged from all obligations in respect of the junior subordinated debentures of a series, except for obligations to register the transfer or exchange of junior subordinated debentures, replace stolen, lost or mutilated junior subordinated debentures, maintain paying agencies and hold moneys for payment in trust; or

     (b) need not comply with specified restrictive covenants of the indenture;

in each case if FleetBoston deposits, in trust, money or U.S. government obligations in an amount sufficient to pay all the principal of, and interest and premium, if any, on, the junior subordinated debentures when those payments are due.

     To exercise any such option, FleetBoston is required to deliver an opinion of counsel that:

     - the deposit and related defeasance would not cause the holders of the junior subordinated debentures of that series to recognize income, gain or loss for U.S. federal income tax purposes and, in the case of a discharge pursuant to clause (a) above, the opinion will be accompanied by a private letter ruling to that effect received by FleetBoston from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service; and

     - if listed on any national securities exchange, the junior subordinated debentures would not be delisted from that exchange as a result of the exercise of the defeasance option.

GOVERNING LAW

     The indenture and the junior subordinated debentures will be governed by, and construed in accordance with, the internal laws of the State of New York.

THE DEBT TRUSTEE

     FleetBoston or its affiliates maintain certain accounts and other banking relationships with the debt trustee and its affiliates in the ordinary course of business.

     The occurrence of any default under either of the indenture or the senior or subordinated indentures between FleetBoston and the debt trustee relating to FleetBoston's senior and subordinated debt securities which may also be issued under the registration statement could create a conflicting interest for the trustee under the Trust Indenture Act. If that default has not been cured or waived within 90 days after the trustee has acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate the conflicting interest or resign as trustee with respect to the debt securities issued under the senior indenture or the subordinated indenture or with respect to the junior subordinated debentures issued under the indenture. If the trustee resigns, FleetBoston is required to promptly appoint a successor trustee with respect to the affected securities.

     The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of FleetBoston, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any cash claim or otherwise. The trustee will be permitted to engage in other transactions with FleetBoston, provided that if it acquires a conflicting interest within the meaning of section 310 of the Trust Indenture Act, it must generally either eliminate that conflict or resign.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     Each trust may issue, from time to time, only one series of preferred securities having terms described in the accompanying prospectus supplement. Each series of preferred securities will be issued pursuant to the terms of an amended and restated declaration of trust, a "DECLARATION." Each declaration will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as trustee under the declaration for purposes of compliance with the provisions of the Trust Indenture Act.

     The preferred securities will have those terms, including distribution, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as will be set forth in the declaration or made part of the declaration by the Trust Indenture Act and which will mirror the terms of the junior subordinated debentures held by the trust and described in the accompanying prospectus supplement. Those terms may include:

     - the distinctive designation of the preferred securities;

     - the number of preferred securities issuable by the trust;

     - the annual distribution rate, or method of determining that rate, for preferred securities and the date or dates upon which those distributions will be payable;

     - whether distributions on preferred securities will be cumulative, and, if so, the date or dates or method of determining the date or dates from which distributions on preferred securities will be cumulative;

     - the amount or amounts which will be paid out of the assets of the trust to the holders of preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the trust;

     - the obligation, if any, of the trust to purchase or redeem preferred securities issued by the trust and the price or prices at which, the period or periods within which, and the terms and conditions upon which, preferred securities issued by the trust will be purchased or redeemed, in whole or in part, pursuant to that obligation;

     - the voting rights, if any, of holders of preferred securities in addition to those required by law or described in this prospectus supplement, including the number of votes per preferred security and any requirement for the approval by the holders of preferred securities, or of preferred securities issued by one or more other trusts, or of both, as a condition to specified action or amendments to the declaration of the trust;

     - the terms and conditions, if any, upon which the junior subordinated debentures owned by the trust may be distributed to holders of preferred securities;

     - if applicable, any securities exchange upon which the preferred securities will be listed; and

     - any other relevant rights, preferences, privileges, limitations or restrictions of preferred securities not inconsistent with the declaration or with applicable law.

     All preferred securities will be guaranteed by FleetBoston to the extent set forth below under "Description of the Preferred Securities Guarantees."

     Certain United States federal income tax considerations applicable to any offering of preferred securities will be described in the prospectus supplement relating to the offering.

VOTING RIGHTS

     Except as described in this prospectus, under the Delaware Business Trust Act, the Trust Indenture Act, under "Description of the Preferred Securities Guarantees -- Modification of the Preferred Securities Guarantees; Assignment" in this prospectus, and under any prospectus supplement relating to the issuance of a series of preferred securities, and as otherwise required by law and the declarations, the holders of the preferred securities will have no voting rights.

     The holders of a majority in aggregate liquidation amount of the preferred securities have the right to direct any proceeding for any remedy available to the institutional trustee so long as the institutional trustee receives the tax opinion discussed below. The holders also have the right to direct the institutional trustee under the declaration to:

     (1) direct any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee;

     (2) waive any past indenture event of default that is waivable under the indenture;

     (3) exercise any right to rescind or annul an acceleration of the maturity of the junior subordinated debentures; or

     (4) consent to any amendment, modification or termination where that consent is required.

     If there is an event of default on the preferred securities, and that default is a result of a payment default under the junior subordinated debentures, the holders of the preferred securities may also sue FleetBoston directly, a

"DIRECT ACTION," to enforce payment of the principal of or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities of the holder on or after the due date specified in the junior subordinated debentures.

     Where a consent or action under the indenture would require the consent or act of holders of more than a majority in principal amount of the junior subordinated debentures, or a "SUPER MAJORITY," then only a super majority may direct the institutional trustee to give that consent or take that action. Where a consent or action under the indenture would require the consent or act of individual holders of the junior subordinated debentures, then only those individual holders may direct the institutional trustee to give that consent or take that action. If the institutional trustee fails to enforce its rights under the junior subordinated debentures, any record holder of preferred securities may directly sue FleetBoston to enforce the institutional trustee's rights under the junior subordinated debentures. The record holder does not have to sue the institutional trustee or any other person or entity before enforcing his or her rights.

     The institutional trustee is required to notify all holders of the preferred securities of any notice of default received from the indenture trustee. The notice is required to state that the event of default also constitutes a declaration event of default. Except for directing the time, method and place of conducting a proceeding for a remedy available to the institutional trustee, the institutional trustee will not take any of the actions described in clauses (1), (2), (3) or (4) above unless the institutional trustee receives an opinion of a nationally recognized independent tax counsel. The opinion must state that, as a result of that action, the trust will not fail to be classified as a grantor trust for United States federal income tax purposes.

     If the consent of the institutional trustee is required under the indenture for any amendment, modification or termination of the indenture, the institutional trustee is required to request the written direction of the holders of the trust securities. In that case, the institutional trustee will vote as directed by a majority in liquidation amount of the trust securities voting together as a single class. Where any amendment, modification or termination under the indenture would require the consent of a super majority or an individual holder, however, the institutional trustee may only give that consent at the direction of the holders of the same super majority of the holders of the trust securities or that individual holder, as applicable. The institutional trustee is not required to take any such action in accordance with the directions of the holders of the trust securities unless the institutional trustee has obtained a tax opinion to the effect described above.

     A waiver of an indenture event of default by the institutional trustee at the direction of the holders of the preferred securities will constitute a waiver of the corresponding declaration event of default.

     Holders of the preferred securities may give any required approval or direction at a separate meeting of holders of preferred securities convened for that purpose, at a meeting of all of the holders of trust securities or by written consent. The regular trustees will mail to each holder of record of preferred securities a notice of any meeting at which those holders are entitled to vote, or of any matter upon which action by written consent of those holders is to be taken. Each such notice will include a statement setting forth the following information:

     - the date of the meeting or the date by which the action is to be taken;

     - a description of any resolution proposed for adoption at the meeting on which those holders are entitled to vote or of the matter upon which written consent is sought; and

     - instructions for the delivery of proxies or consents.

     No vote or consent of the holders of preferred securities will be required for a trust to redeem and cancel preferred securities or distribute junior subordinated debentures in accordance with the declaration.

     Despite the fact that holders of preferred securities are entitled to vote or consent under the circumstances described above, any of the preferred securities that are owned at the time by FleetBoston or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with, FleetBoston, will not be entitled to vote or consent. Instead, these preferred securities will be treated as if they were not outstanding.

     Holders of the preferred securities generally will have no rights to appoint or remove the regular trustees. Instead, the trustees may be appointed, removed or replaced solely by FleetBoston as the indirect or direct holder of all of the common securities.

COMMON SECURITIES

     In connection with the issuance of preferred securities, each trust will issue one series of common securities having the terms including distributions, redemption, voting, liquidation rights or such restrictions as will be set forth in the prospectus supplement. Except for voting rights, the terms of the common securities will be substantially identical to the terms of the preferred securities. The common securities will rank equally, and payments will be made on the common securities pro rata, with the preferred securities, except that, upon an event of default, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. Except in limited circumstances, the common securities of a trust carry the right to vote to appoint, remove or replace any of the trustees of that trust. All of the common securities of each trust will be directly or indirectly owned by FleetBoston.

               DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

     Set forth below is a summary of information concerning the preferred securities guarantees which will be executed and delivered by FleetBoston for the benefit of the holders from time to time of preferred securities. Each preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as the guarantee trustee for purposes of the Trust Indenture Act. The terms of each preferred securities guarantee will be those set forth in the preferred securities guarantee and those made part of the preferred securities guarantee by the Trust Indenture Act. The summary of the material terms of the preferred securities guarantees is not intended to be complete and is qualified in all respects by the provisions of the form of preferred securities guarantee which is filed as an exhibit to the registration statement which contains this prospectus, and the Trust Indenture Act. Each preferred securities guarantee will be held by the guarantee trustee for the benefit of the holders of the preferred securities of the applicable trust.

GENERAL

     Pursuant to and to the extent set forth in the preferred securities guarantee, FleetBoston will irrevocably and unconditionally agree to pay in full to the holders of the preferred securities, except to the extent paid by the trust, as and when due, regardless of any defense, right of set-off or counterclaim which the trust may have or assert, the following payments, which are referred to as "GUARANTEE PAYMENTS," without duplication:

     - any accumulated and unpaid distributions that are required to be paid on the preferred securities, to the extent the trust has funds available for distributions;

     - the redemption price, plus all accrued and unpaid distributions, to the extent the trust has funds available for redemptions, relating to any preferred securities called for redemption by the trust; and

     - upon a voluntary or involuntary dissolution, winding-up or termination of the trust, other than in connection with the distribution of junior subordinated debentures to the holders of preferred securities or the redemption of all of the preferred securities, the lesser of:

       - the aggregate of the liquidation amount and all accumulated and unpaid distributions on the preferred securities to the date of payment; or

       - the amount of assets of the trust remaining for distribution to holders of the preferred securities in liquidation of the trust.

     The redemption price and liquidation amount will be fixed at the time the preferred securities are issued.

     FleetBoston's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by FleetBoston to the holders of preferred securities or by causing the trust to pay those amounts to those holders.

     The preferred securities guarantees will not apply to any payment of distributions except to the extent a trust will have funds available for those payments. If FleetBoston does not make interest payments on the junior subordinated debentures purchased by a trust, the trust will not pay distributions on the preferred securities and will not have funds available for those payments.

     The preferred securities guarantees, when taken together with FleetBoston's obligations under the junior subordinated debentures, the indentures and the declarations, including its obligations to pay costs, expenses, debts and liabilities of the trusts, other than those relating to trust securities, will provide a full and unconditional guarantee on a subordinated basis by FleetBoston of payments due on the preferred securities.

     FleetBoston has also agreed separately to irrevocably and unconditionally guarantee the obligations of the trusts with respect to the common securities to the same extent as the preferred securities guarantees, except that upon an event of default under the indenture, holders of preferred securities will have priority over holders of common securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF FLEETBOSTON

     In each preferred securities guarantee, FleetBoston will covenant that, so long as any preferred securities remain outstanding, if any event occurs that would constitute an event of default under the preferred securities guarantee or the indenture of the trust, or if FleetBoston has exercised its option to defer interest payments on the junior subordinated debentures by extending the interest payment period and that period or extension of that period is continuing, then:

     - FleetBoston will not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of its capital stock or make any guarantee payment with respect thereto other than:

          (1) repurchases, redemptions or other acquisitions of shares of capital stock of FleetBoston in connection with any employee benefit plans or any other contractual obligation of FleetBoston, other than a contractual obligation ranking equally with or junior to the junior subordinated debentures;

          (2) as a result of an exchange or conversion of any class or series of FleetBoston's capital stock for any other class or series of FleetBoston's capital stock; or

          (3) the purchase of fractional interests in shares of FleetBoston's capital stock pursuant to the conversion or exchange provisions of that FleetBoston capital stock or the security being converted or exchanged; and

     - FleetBoston will not make any payment of interest, principal or premium, if any, on, or repay, repurchase or redeem any debt securities issued by FleetBoston which rank equally with or junior to the junior subordinated debentures.

MODIFICATION OF THE PREFERRED SECURITIES GUARANTEES; ASSIGNMENT

     The preferred securities guarantee may be amended only with the prior approval of the holders of not less than a majority in aggregate liquidation amount of the outstanding preferred securities. No vote will be required, however, for any changes that do not adversely affect the rights of holders of preferred securities. All guarantees and agreements contained in the preferred securities guarantee will bind the successors, assignees, receivers, trustees and representatives of FleetBoston and will be for the benefit of the holders of the preferred securities then outstanding.

TERMINATION

     Each preferred securities guarantee will terminate upon full payment of the redemption price of all preferred securities, upon distribution of the junior subordinated debentures to the holders of the trust securities or upon full payment of the amounts payable in accordance with the declaration upon liquidation of that trust. Each preferred securities guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of preferred securities must restore payment of any sums paid under the preferred securities or the preferred securities guarantee.

EVENTS OF DEFAULT

     An event of default under a preferred securities guarantee will occur upon the failure of FleetBoston to perform any of its payment or other obligations under the preferred securities guarantee.

     The holders of a majority in liquidation amount of the preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the preferred securities guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the preferred securities guarantee. Any holder of preferred securities may institute a legal proceeding directly against FleetBoston to enforce the guarantee trustee's rights and the obligations of FleetBoston under the preferred securities guarantee, without first instituting a legal proceeding against the relevant trust, the guarantee trustee or any other person or entity.

STATUS OF THE PREFERRED SECURITIES GUARANTEES

     The preferred securities guarantees will constitute unsecured obligations of FleetBoston and will rank

     - subordinate and junior in right of payment to all other liabilities of FleetBoston, except those made equal or subordinate by their terms;

     - equally with the most senior preferred or preference stock now or hereafter issued by FleetBoston and with any guarantee now or hereafter entered into by FleetBoston in respect of any preferred or preference stock of any affiliate of FleetBoston; and

     - senior to FleetBoston common stock.

     The terms of the preferred securities provide that each holder of preferred securities by acceptance of those securities agrees to the subordination provisions and other terms of the preferred securities guarantee.

     The preferred securities guarantees will constitute a guarantee of payment and not of collection. This means that the guaranteed party may sue the guarantor to enforce its rights under the guarantee without suing any other person or entity.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     Prior to the occurrence of a default relating to a preferred securities guarantee, the guarantee trustee undertakes to perform only those duties as are specifically set forth in the
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

preferred securities guarantee. After default, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Provided that the foregoing requirements have been met, the guarantee trustee is under no obligation to exercise any of the powers vested in it by a preferred securities guarantee at the request of any holder of preferred securities, unless offered indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred thereby.

     FleetBoston or its affiliates maintain certain accounts and other banking relationships with the guarantee trustee and its affiliates in the ordinary course of business.

GOVERNING LAW

     The preferred securities guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

              EFFECT OF OBLIGATIONS UNDER THE JUNIOR SUBORDINATED
               DEBENTURES AND THE PREFERRED SECURITIES GUARANTEES

     As set forth in the declaration, the sole purpose of the trusts are to issue the trust securities and to invest the proceeds from that issuance and sale in the junior subordinated debentures.

     As long as payments of interest and other payments are made when due on the junior subordinated debentures, those payments will be sufficient to cover the distributions and payments due on the trust securities. This is due to the following factors:

     - the aggregate principal amount of junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and the interest and other payment dates on the junior subordinated debentures will match the distribution rate and distribution and other payment dates for the trust securities;

     - under the indenture, FleetBoston will pay, and the trusts will not be obligated to pay, directly or indirectly, all costs, expenses, debts and obligations of the trusts, other than those relating to the trust securities; and

     - the declaration further provides that the FleetBoston trustees may not cause or permit the trusts to engage in any activity that is not consistent with the purposes of the trusts.

     Payments of distributions, to the extent there are available funds, and other payments due on the preferred securities, to the extent there are available funds, are guaranteed by FleetBoston to the extent described in this prospectus. If FleetBoston does not make interest payments on the junior subordinated debentures, the trust will not have sufficient funds to pay distributions on the preferred securities. Each preferred securities guarantee is a subordinated guarantee in relation to the preferred securities. The preferred securities guarantee does not apply to any payment of distributions unless the trust has sufficient funds for the payment of those distributions. See "Description of the Preferred Securities Guarantees."

     The preferred securities guarantees cover the payment of distributions and other payments on the preferred securities only if and to the extent that FleetBoston has made a payment of interest or principal or other payments on the junior subordinated debentures. The preferred securities guarantees, when taken together with FleetBoston's obligations under the junior subordinated debentures and the indenture and its obligations under the declaration, will provide a full and unconditional guarantee of distributions, redemption payments and liquidation payments on the preferred securities.

     If FleetBoston fails to make interest or other payments on the junior subordinated debentures when due, taking account of any extension period, the declaration allows the holders of the preferred securities to direct the institutional trustee to enforce its rights under the junior subordinated debentures. If the institutional trustee fails to enforce these rights, any holder of preferred securities may directly sue FleetBoston to enforce these rights without first suing the institutional trustee or any other person or entity. See "Description of the Preferred Securities -- Book Entry Only Issuance -- The Depository Trust Company" and "-- Voting Rights" in the accompanying prospectus supplement.

     A holder of preferred securities may institute a direct action if a declaration event of default has occurred and is continuing and that event is attributable to the failure of FleetBoston to pay interest or principal on the junior subordinated debentures on the date the interest or principal is otherwise payable. A direct action may be brought without first (1) directing the institutional trustee to enforce the terms of the junior subordinated debentures or (2) suing FleetBoston to enforce the institutional trustee's rights under the junior subordinated debentures. In connection with that direct action, FleetBoston will be subrogated to the rights of the holder of preferred securities under the declaration to the extent of any payment made by FleetBoston to that holder of preferred securities. Consequently, FleetBoston will be entitled to payment of amounts that a holder of preferred securities receives in respect of an unpaid distribution to the extent that the holder receives or has already received full payment relating to that unpaid distribution from a trust.

     FleetBoston acknowledges that the guarantee trustee will enforce the preferred securities guarantees on behalf of the holders of the preferred securities. If FleetBoston fails to make payments under the preferred securities guarantees, the preferred securities guarantees allow the holders of the preferred securities to direct the guarantee trustee to enforce its rights thereunder. If the guarantee trustee fails to enforce the preferred securities guarantees, any holder of preferred securities may directly sue FleetBoston to enforce the guarantee trustee's rights under the preferred securities guarantees. The holder need not first sue the trust, the guarantee trustee, or any other person or entity. A holder of preferred securities may also directly sue FleetBoston to enforce the holder's right to receive payment under the preferred securities guarantees. The holder need not first (1) direct the guarantee trustee to enforce the terms of the preferred securities guarantee or
(2) sue the trust or any other person or entity.

     FleetBoston and the trusts believe that the above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee by FleetBoston of payments due on the preferred securities. See "Description of the Preferred Securities Guarantees -- General."

                              PLAN OF DISTRIBUTION

     FleetBoston may sell the junior subordinated debentures and any trust may sell preferred securities:

     - directly to purchasers;

     - through agents, which may include Robertson Stephens Inc., Fleet Securities, Inc. or other affiliates; or

     - through underwriters or dealers, which may include Robertson Stephens, Fleet Securities or other affiliates.

     Offers or sales of those securities may include secondary market transactions by affiliates of FleetBoston.

     Offers to purchase preferred securities may be solicited directly by FleetBoston and/or any trust, as the case may be, or by agents designated by FleetBoston and/or any trust, as the case may be, from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the preferred securities in respect of which this prospectus is delivered will be named, and any commissions payable by FleetBoston to that agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agency will be acting on a best efforts basis for the period of its appointment which is ordinarily five business days or less. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for FleetBoston in the ordinary course of business.

     If an underwriter or underwriters are utilized in the sale, FleetBoston will execute an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make releases of the preferred securities in respect of which this prospectus is delivered to the public.

     If a dealer is utilized in the sale of the preferred securities in respect of which this prospectus is delivered, FleetBoston and/or any trust, as the case may be, will sell those preferred securities to the dealer, as principal. The dealer may then resell those preferred securities to the public at varying prices to be determined by that dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement. Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by FleetBoston and/or any trust, as the case may be, against certain liabilities, including liabilities under the Securities Act of 1933.

     Any underwriting compensation paid by us to the underwriters in connection with an offering of securities, and any discounts, concessions or commissions allowed by the underwriters to participating dealers, will be described in an accompanying prospectus supplement. Any such compensation will not exceed 8% of the initial public offering price.

     The participation of Robertson Stephens and/or Fleet Securities in the offer and sale of the preferred securities will comply with the requirements of Rules 2720 and 2810 of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with Rules 2720 and 2810, no member of the NASD participating in an underwriting will be permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written approval of the customer.

     Underwriters, agents or their controlling persons may engage in transactions with and perform services for FleetBoston in the ordinary course of business.

     Certain of the underwriters may use this prospectus and the accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the validity of the preferred securities will be passed upon on behalf of each of the trusts by Richards, Layton & Finger, P.A., One Rodney Square, Wilmington, Delaware 19899, special Delaware counsel to the trusts. The validity of the junior subordinated debentures and the preferred securities guarantee and certain matters relating thereto will be passed upon for FleetBoston and certain United States federal income taxation matters will be passed upon for FleetBoston and the trusts by Edwards & Angell, LLP, 101 Federal Street, Boston, Massachusetts 02110-1800. Unless otherwise specified in the applicable prospectus supplement, Sidley Austin Brown & Wood LLP, 875 Third Avenue, New York, New York 10022, will pass upon certain matters for the underwriters.

                                    EXPERTS

     FleetBoston's consolidated financial statements incorporated in this prospectus by reference to FleetBoston's Current Report on Form 8-K dated May 4, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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                        20,000,000 PREFERRED SECURITIES

                            FLEET CAPITAL TRUST VIII

                           7.20% PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
          FULLY AND UNCONDITIONALLY GUARANTEED AS DESCRIBED HEREIN BY

                          [FLEETBOSTON FINANCIAL LOGO]
                                  ------------

                             PROSPECTUS SUPPLEMENT
                                 MARCH 1, 2002

                                  ------------

                              SALOMON SMITH BARNEY
                             FLEET SECURITIES, INC.
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY
                             PRUDENTIAL SECURITIES
                                  UBS WARBURG

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